

HEICO®

2011 annual report

Continued Strong Earnings

Continued Growth in Commercial Aviation

Finding and Developing Niches

New Products Through Research and Manufacturing Excellence

Global Strength

Financial Highlights

Year ended October 31,[1] *(in thousands, except per share data)*	2009	2010	2011
Operating Data:			
Net sales	$ 538,296	$ 617,020	$ 764,891
Operating income	88,255	109,173[4]	138,431[5]
Interest expense	615	508	142
Net income attributable to HEICO	44,626[3]	54,938[4]	72,820[5][6]
Weighted average number of common shares outstanding:[2]			
Basic	40,945	41,041	41,632
Diluted	42,225	42,214	42,501
Per Share Data:[2]			
Net income per share attributable to HEICO shareholders:			
Basic	$ 1.09[3]	$ 1.34[4]	$ 1.75[5][6]
Diluted	1.06[3]	1.30[4]	1.71[5][6]
Cash dividends per share[2]	.077	.086	.108
Balance Sheet Data (as of October 31):			
Total assets	$ 732,910	$ 781,643	$ 941,069
Total debt (including current portion)	55,431	14,221	40,158
Redeemable noncontrolling interests	56,937	55,048	65,430
Total shareholders' equity	490,658	554,826	620,154

(1) Results include the results of acquisitions from each respective effective date.

(2) All share and per share information has been adjusted retrospectively to reflect the 5-for-4 stock splits effected in April 2011 and 2010.

(3) Includes a benefit related to a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008, which increased net income attributable to HEICO by approximately $1,225, or $.03 per basic and diluted share.

(4) Operating income was reduced by an aggregate of $1,438 in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group ("ETG") to their estimated fair values. The impairment losses decreased net income attributable to HEICO by $889, or $.02 per basic and diluted share.

(5) Operating income was reduced by a net aggregate of $3,837 due to $4,987 in impairment losses related to the write-down of certain intangible assets within the ETG to their estimated fair values, partially offset by a $1,150 reduction in the value of contingent consideration related to a prior year acquisition. The impairment losses and the reduction in value of contingent consideration decreased net income attributable to HEICO by $2,394, or $.06 per basic and diluted share, in aggregate.

(6) Includes the aggregate tax benefit principally from state income apportionment updates and higher research and development tax credits recognized upon the filing of HEICO's fiscal 2010 U.S. federal and state tax returns and amendments of certain prior year state tax returns as well as the benefit of an income tax credit, net of expenses, for ten months of fiscal 2010 qualified research and development activities recognized in fiscal 2011 upon the retroactive extension in December 2010 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income attributable to HEICO by $2,832, or $.07 per basic and diluted share, in aggregate.



Net Sales
(in millions)
$538.3
$617.0
$764.9
09
10
11



Operating Income
(in millions)
$88.3
$109.2
$138.4
09
10
11



Net Income
(in millions)
$44.6
$54.9
$72.8
09
10
11



Net Income Per Share
(diluted)
$1.06
$1.30
$1.71
09
10
11

Corporate Profile

HEICO Corporation is a rapidly growing aerospace and electronics company focused on niche markets and cost-saving solutions for its customers. HEICO's products are found in the most demanding applications requiring high-reliability parts and components, such as aircraft, spacecraft, defense equipment, medical equipment, and telecommunications systems. Through our Flight Support Group, we are: the world's largest provider of commercial, non-OEM, FAA-approved aircraft replacement parts; a significant provider of aircraft accessories component repair & overhaul services for avionic, electro-mechanical, flight surface, hydraulic and pneumatic applications; a leader in niche aircraft parts distribution; and a manufacturer of other critical aircraft parts.

Our Electronic Technologies Group, designs and manufactures mission-critical niche electronic, electro-optical, microwave and other components found in aviation, broadcast, defense, homeland security, medical, space, telecom and other complex equipment used worldwide.

HEICO's customers include most of the world's airlines, airmotives, satellite manufacturers, defense equipment producers, medical equipment manufacturers, government agencies, telecommunications equipment suppliers and others.

contents

2011 annual report



Management's Message

Dear Fellow Shareholder:

Fiscal 2011 was another record year for HEICO—records were set in our net income, operating income and sales. Net income increased 33% to a record $72,820,000, or $1.71 per diluted share, up from $54,938,000, or $1.30 per diluted share, in fiscal 2010. Operating income increased 27% to a record $138,431,000, up from $109,173,000 in fiscal 2010. Net sales increased 23% to a record $208,919,000 in the fourth quarter of fiscal 2011, up from $169,370,000 in the fourth quarter of fiscal 2010. Net sales increased 24% to a record $764,891,000, up from $617,020,000 in fiscal 2010.

These results followed a string of record years since 2004, punctuated with only one slightly down year during the recession in fiscal 2009. These exceptional results are because of HEICO's remarkable people, products and services and the success came from both organic growth and acquisitions.

Our commercial aviation businesses were particularly strong, as our Flight Support Group's operating income rose by 40% on a 31% sales increase and was driven by a combination of market conditions, new products, new customers and an acquisition. Our Electronic Technologies Group, which operates in the space, medical, electronics and defense markets, saw its operating income increase by 6% on an 11% increase in sales, resulting mostly from organic growth.

Consistent with our acquisition philosophy, we completed the acquisition of two excellent companies in fiscal 2011. Blue Aerospace, which is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to foreign military organizations allied with the United States, as well as a provider of aircraft parts repair management and support, was acquired by the Flight Support Group in the year's first quarter.

In the year's fourth quarter, the Electronic Technologies Group acquired France-based 3D-Plus, a leading designer and manufacturer of 3-dimensional microelectronic and stacked memory products used predominantly in satellites and some medical equipment. In addition, just after the end of the fiscal year, the Electronic Technologies Group completed the acquisition of Switchcraft (after having signed an agreement to buy it toward the end of the fourth quarter), a leading designer and manufacturer of high performance, high reliability and harsh environment electronic connectors and other interconnect products.

Soon after the end of the fiscal year, we entered into a new $670 million senior unsecured revolving credit facility, which may be increased to $800 million under certain circumstances, which more than doubles our prior $300 million facility. We believe this new facility reflects the confidence that financial institutions and others have in HEICO.

We expect Fiscal 2012 will see HEICO's growth continue—even if not at the huge pace of fiscal 2011— as a result of the same things that have historically propelled us this year and before. To accomplish this, we are fortunate to have amazingly dedicated and talented Team Members who ensure that we continue to design, produce, distribute and market the highest quality components and services in our markets.

For further details about some of this year's successes, we invite you to read the Question and Answer Session which follows this message.

As always, we are deeply thankful to our Team Members, customers, shareholders and our Board of Directors for their continuing confidence and support.

Sincerely,



Laurans A. Mendelson
Chairman & Chief Executive Officer



Eric A. Mendelson
Co-President



Victor H. Mendelson
Co-President



Thomas S. Irwin
Executive Vice President & Chief Financial Officer



Questions & Answers

The members of HEICO's Office of the CEO – our Chairman & Chief Executive Officer, Laurans A. Mendelson; our Co-Presidents, Eric A. Mendelson and Victor H. Mendelson; and our Chief Financial Officer, Thomas S. Irwin, sat down to answer some frequently asked questions about HEICO and we present that "Q&A" session to you below.


Q/A

Q: What were HEICO's commercial aviation markets like in Fiscal 2011 and what do you anticipate in the future?

A: Our commercial aviation markets were very strong because of continued growth in commercial air travel, part of which resulted from the recovery following the 2008/2009 downturn. This meant more flying hours and increased need for replacement parts and repairs and overhauls. In addition, new aircraft production increased. We expect these trends to continue, though capacity growth and maintenance growth should moderate to some degree.

Q: How were the Company's defense markets and how do you view the defense business?

A: Our defense sales were good in fiscal 2011 due to new product introduction, customer penetration and a still-growing defense budget. Even though defense budget cuts are likely, we remain committed to this market, as we see strong income and some growth potential in niche products and markets. Last year, our domestic and non-U.S. defense sales were around 20% of our total sales.

Q: What kind of acquisitions do you expect HEICO to make?

A: Just as we have in the past, we will be flexible as to products and services of acquired businesses, but our purchases will likely be of healthy profit margin companies that provide high reliability and mission critical products or services for our existing markets. These companies will need to be market leaders with strong managements that share our view holding quality, service and dependability for our customers above all else. We also won't follow fads because they are momentarily popular, and we have never been afraid to make purchases in out-of-favor segments, like defense. We have done well buying in areas that were being shunned by others.

Q: What will HEICO do with its new credit facility?

A: The line of credit will likely be used mostly for acquisitions, as has been the case with our prior facilities. We want to point out that, historically, we have not utilized anywhere close to our borrowing capacity and, at the signing of the new facility, we did not have a use for even close to half of the line's capacity. Given HEICO's growth since our last facility was obtained, we felt it prudent to obtain the added borrowing ability to support potential future purchases.

Q: On what markets is the Company focusing?

A: We continue to put great emphasis on niches in the commercial aviation aftermarket, some new commercial aircraft production, defense, space, medical and high reliability or harsh environment electronic component markets. We believe that, over time, all of these markets have unique characteristics which provide stability, growth and healthy cash flow generation.



A commercial aircraft Radome undergoing an overhaul at our Miami, Florida HEICO Repair Group Structures facility. Like many repair and overhaul processes offered by the Company, this Radome overhaul is part of a proprietary process developed by the Company.

Continued GROWTH in Commercial Aviation

"Commercial flight is the only effective and efficient way for people to travel more than a short distance and it must continue to grow"

HEICO has been serving the airline, aircraft maintenance and aircraft manufacturing community for nearly 50 years and we are committed to offering our unique solutions to the industry. From our origins in helping airlines save money through our FAA-approved alternative aircraft parts, we have successfully grown to offer critical repair and overhaul services, niche distribution and OEM subcomponents. Our success in accomplishing this reflects the fact that the Company's businesses remain committed to total quality and customer service.



The HEICO Parts Group partners with major airlines, like Lufthansa, in the redesign, manufacture and sale of aircraft engine parts, such as the ones shown in the inset.

Because flying is the only effective and efficient way for people to travel more than a short distance and it must continue to grow, we are more excited than ever about our prospects. We are equally excited about the range of products we offer and our ability to help aircraft operators control their costs so that they can continue their network growth to serve the growing population of people traveling by air for both business and leisure pursuits.



Seven different Electronic Technologies Group companies make critical components for medical equipment, such as the CT scanner shown above, which is used for diagnostic imaging.


RESCUE

The Electronic Techologies Group's defense activities include power converters, transmitters, power supplies, interconnect devices, targeting system subcomponents and other crucial parts on aircraft, such as the F-16 fighter shown here.

"HEICO is not interested in being a "me too" producer—we want to provide what others can't or won't provide"

Niche Markets and Products are what we're all about. HEICO is not interested in being a "me too" producer—we want to provide what others can't or won't provide. Most people are focused on giant markets, which leaves lower production run markets under-served and, often, lacking creativity. Further, most people want to serve easy to design markets or make easy to produce products. We go against the grain in both regards—our specialty and success is built on serving those who aren't likely to be properly served.



This Niche Market and Products philosophy permeates everything we do, regardless of whether it's in our commercial aviation, aerospace, defense, medical or other markets. For example, our space-qualified and utilized microwave components, hybrid DC-to-DC converters and memory modules are the critical and only solutions used on many satellites built today. Our power supplies, cable assemblies and connectors used in medical lasers, imaging equipment and other medical products serve highly specialized market segments. In defense, our laser rangefinder receivers, infrared equipment, interconnect devices and power supplies are the recognized standards in unique markets which others don't want to serve because they lack the desire to provide such specialized goods or services.

FINDING and Developing Niches



Both the commercial and military satellite markets offer HEICO growth opportunities and are important to the Company's strategy.

An Electronic Technologies Group company produces a harsh environment connector for the bomb disposal suit shown to the left.

New Products Through Research and Manufacturing Excellence

"HEICO is committed to constant Research and Product Development—it's at the heart of what we do"

In order to serve our customers and to grow, HEICO has always placed great emphasis on Research and Product Development and this will continue. Each year, our businesses invest significant talent and financial resources to ensuring that our Product Development pipelines remain strong. HEICO is committed to constant Research and Product Development—it's at the heart of what we do.

Talented people—especially well educated and trained engineers—are the key to our success. We are extremely proud of our engineering base and emphasis. In 2011, the HEICO Parts Group, our FAA-approved aircraft replacement parts business, continued to add to its commercial aircraft parts offering and our other companies developed new


INCA
S-3000N
A New Product Development Team Member in the Company's Hollywood, Florida aircraft parts design center uses a Scanning Electron Microscope to analyze the composition and dimensions of an aircraft engine part.

HEICO continually invests in advanced manufacturing equipment, such as this new Machining Center being programmed by a Flight Support Group expert machinist in Florida.

or evolved products or services in our aircraft accessory component repair and overhaul business. Meanwhile, our Electronic Technologies Group companies continued to develop new products for space, medical, defense and other uses.

Equally important is our ongoing commitment to Manufacturing and Production excellence. While HEICO invests substantially in Manufacturing and Production equipment, we are blessed to have remarkably talented production Team Members who consistently find new and better methods of producing the goods or services we offer. In order to provide our customers with the quality, delivery and value they require, we also invest in our Manufacturing and Production people and equipment.



HEICO Parts Group Team Members setting up a semi-automated Coordinate Measuring Machine to provide measurement data for a jet engine part.

HEICO Facilities Worldwide

Flight Support Group

Electronic Technologies Group

Other



Global Strength

"HEICO's global footprint continues to grow—in both customers and locations—as we continue to develop our international capabilities"

In 2011, HEICO's facility locations outside the United States expanded to France and South Korea, through acquisitions, and our Flight Support Group opened sales offices in Beijing and Dubai. Our other international locations in Canada, Germany India, Singapore and the United Kingdom were previously deliberately established as a result of either acquisitions, partnerships or customer needs.

Global partnering is an important part of our international strategy, whether it's for product introduction, production, market development or other needs. Our businesses are increasingly relying on companies and people with important capabilities to enhance our product offerings and customer experience. Given that air and space transport are the most mobile businesses of all, it only makes sense that HEICO is present around the globe.



Flight Support Group international sales Team Members confer about a global sales order as a lab technician calibrates an automated gear measurement machine.

Financial Statements and Other Information 2011

contents

Selected Financial Data

Year ended October 31,[1]	2011	2010	2009	2008	2007
(in thousands, except per share data)					
Operating Data:					
Net sales	$ 764,891	$ 617,020	$ 538,296	$ 582,347	$ 507,924
Gross profit	274,441	222,347	181,011	210,495	177,458
Selling, general and administrative expenses	136,010	113,174	92,756	104,707	91,444
Operating income	138,431[3]	109,173[5]	88,255	105,788[7]	86,014
Interest expense	142	508	615	2,314	3,293
Other income (expense)	64	390	205	(637)	95
Net income attributable to HEICO	72,820[3][4]	54,938[5]	44,626[6]	48,511[7]	39,005[8]
Weighted average number of common shares outstanding:[2]					
Basic	41,632	41,041	40,945	41,108	40,181
Diluted	42,501	42,214	42,225	42,568	42,080
Per Share Data:[2]					
Net income per share attributable to HEICO shareholders:					
Basic	$ 1.75[3][4]	$ 1.34[5]	$ 1.09[6]	$ 1.18[7]	$ .97[8]
Diluted	1.71[3][4]	1.30[5]	1.06[6]	1.14[7]	.93[8]
Cash dividends per share[2]	.108	.086	.077	.064	.051
Balance Sheet Data (as of October 31):					
Cash and cash equivalents	$ 17,500	$ 6,543	$ 7,167	$ 12,562	$ 4,947
Total assets	941,069	781,643	732,910	676,542	631,302
Total debt (including current portion)	40,158	14,221	55,431	37,601	55,952
Redeemable noncontrolling interests	65,430	55,048	56,937	48,736	49,370
Total shareholders' equity	620,154	554,826	490,658	453,002	395,169

(1) Results include the results of acquisitions from each respective effective date. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for more information.

(2) All share and per share information has been adjusted retrospectively to reflect the 5-for-4 stock splits effected in April 2011 and 2010.

(3) Operating income was reduced by a net aggregate of $3,837 due to $4,987 in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group ("ETG") to their estimated fair values, partially offset by a $1,150 reduction in the value of contingent consideration related to a prior year acquisition. Approximately $4,528 of the impairment losses and the reduction in value of contingent consideration were recorded as a component of selling, general and administrative expenses, while the remaining impairment losses of $459 were recorded as a component of cost of goods sold, which decreased net income attributable to HEICO by $2,394, or $.06 per basic and diluted share, in aggregate.

(4) Includes the aggregate tax benefit principally from state income apportionment updates and higher research and development tax credits recognized upon the filing of HEICO's fiscal 2010 U.S. federal and state tax returns and amendments of certain prior year state tax returns as well as the benefit of an income tax credit, net of expenses, for ten months of fiscal 2010 qualified research and development activities recognized in fiscal 2011 upon the retroactive extension in December 2010 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income attributable to HEICO by $2,832, or $.07 per basic and diluted share, in aggregate.

(5) Operating income was reduced by an aggregate of $1,438 in impairment losses related to the write-down of certain intangible assets within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income attributable to HEICO by $889, or $.02 per basic and diluted share.

(6) Includes a benefit related to a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008, which increased net income attributable to HEICO by approximately $1,225, or $.03 per basic and diluted share.

(7) Operating income was reduced by an aggregate of $1,835 in impairment losses related to the write-down of certain intangible assets within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income attributable to HEICO by $1,140, or $.03 per basic and diluted share.

(8) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for the full fiscal 2006 year pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $535, or $.01 per basic and diluted share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our business is comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The Flight Support Group consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and its subsidiaries, which primarily:

- ***Designs, Manufactures, Repairs, Overhauls and Distributes Jet Engine and Aircraft Component Replacement Parts.*** The Flight Support Group designs, manufactures, repairs, overhauls and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the Federal Aviation Administration ("FAA"). The Flight Support Group also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government. Additionally, the Flight Support Group is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to foreign military organizations allied with the United States.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- ***Designs and Manufactures Electronic, Microwave and Electro-Optical Equipment, High-Speed Interface Products, High Voltage Interconnection Devices and High Voltage Advanced Power Electronics.*** The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infrared simulation, calibration and testing equipment; power conversion products serving the high-reliability military, space and commercial avionics end-markets; underwater locator beacons used to locate data and voice recorders utilized on aircraft and marine vessels; electromagnetic interference shielding for commercial and military aircraft operators, traveling wave tube amplifiers and microwave power modules used in radar, electronic warfare, on-board jamming and countermeasure systems, electronics companies and telecommunication equipment suppliers; advanced high-technology interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to computers; high voltage energy generators interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets; high frequency power delivery systems for the commercial sign industry; high voltage power supplies found in satellite communications, CT scanners and in medical and industrial x-ray systems; and three-dimensional microelectronic and stacked memory products that are principally integrated into larger subsystems equipping satellites and spacecraft.

Our results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. All per share information has been adjusted retrospectively to reflect the 5-for-4 stock splits effected in April 2011 and 2010. See Note 1, Summary of Significant Accounting Policies – Stock Splits, of the Notes to Consolidated Financial Statements for additional information regarding these stock splits. For further information regarding the acquisitions discussed below, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Acquisitions are included in our results of operations from the effective dates of acquisition.

In May 2009, we acquired, through HEICO Electronic, 82.5% of the stock of VPT, Inc. ("VPT"). VPT is a designer and provider of power conversion products principally serving the defense, space and aviation industries. The remaining 17.5% continues to be owned by an existing VPT shareholder which is also a supplier to the acquired company.

In October 2009, we acquired, through HEICO Electronic, the business, assets and certain liabilities of the Seacom division of privately-held Dukane Corp. and formed a new subsidiary, Dukane Seacom, Inc. ("Seacom"). Seacom is a designer and manufacturer of underwater locator beacons used to locate aircraft cockpit voice recorders, flight data recorders, marine ship voyage recorders and various other devices which have been submerged under water.

In February 2010, we acquired, through HEICO Electronic, substantially all of the assets and assumed certain liabilities of dB Control. dB Control produces high-power devices used in both defense and commercial applications.

In December 2010, we acquired, through HEICO Aerospace, 80.1% of the assets and assumed certain liabilities of Blue Aerospace LLC ("Blue Aerospace"). Blue Aerospace is a supplier, distributor, and integrator of military aircraft parts and support services primarily to foreign military organizations allied with the United States. The remaining 19.9% interest continues to be owned by certain members of Blue Aerospace's management team.

In September 2011, we acquired, through HEICO Electronic, all of the outstanding capital stock of 3D Plus SA ("3D"). 3D is a leading designer and manufacturer of three-dimensional microelectronic and stacked memory products used predominately in satellites and also utilized in medical equipment.

The purchase price of each of the above referenced acquisitions was paid in cash using proceeds from our revolving credit facility and is not material or significant to our consolidated financial statements. The aggregate cost paid in cash for acquisitions, including additional purchase consideration payments, was $94.7 million, $39.1 million and $59.8 million in fiscal 2011, 2010 and 2009, respectively.

In December 2008, we acquired, through HEICO Aerospace, an additional 14% equity interest in one of our subsidiaries, which increased our ownership interest to 72%. In February 2011, we acquired an additional 8% equity interest in the subsidiary, which increased our ownership interest to 80%.

Critical Accounting Policies

We believe that the following are our most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue from the sale of products and the rendering of services is recognized when title and risk of loss passes to the customer, which is generally at the time of shipment. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The percentage of our net sales recognized under the percentage-of-completion method was approximately 1%, 2% and 1% in fiscal 2011, 2010 and 2009, respectively. Changes in estimates pertaining to percentage-of-completion contracts did not have a material or significant effect on net income or net income per share in fiscal 2011, 2010 or 2009.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that we set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. We estimate uncollectible receivables based on such factors as our prior experience, our appraisal of a customer's ability to pay and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

We periodically evaluate the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Business Combinations

We adopted new accounting guidance for business combinations effective prospectively for acquisitions consummated on or after November 1, 2009 (the beginning of fiscal 2010). Under the new guidance, any contingent consideration is recognized as a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations and acquisition costs are generally expensed as incurred. For acquisitions consummated prior to fiscal 2010, contingent consideration is accounted for as an additional cost of the respective acquired entity when paid and acquisition costs were capitalized as part of the purchase price.

We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. We determine the fair values of such assets, principally intangible assets, generally in consultation with third-party valuation advisors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Goodwill and Other Intangible Assets

We test goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In evaluating the recoverability of goodwill, we compare the fair value of each of our reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of the reporting unit's goodwill exceeds its implied fair value, if any. The fair values of our reporting units were determined using a weighted average of a market approach and an income approach. Under the market approach, fair values are estimated using an average of published multiples for the industry sectors in which our reporting units operate. We calculate fair values under the income approach by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using our estimated weighted average cost of capital. Based on the annual goodwill impairment test as of October 31, 2011, 2010 and 2009, we determined there was no impairment of our goodwill. The fair value of each of our reporting units as of October 31, 2011 significantly exceeded their carrying value.

We test each non-amortizing intangible asset (principally trade names) for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of our trade names, we utilize an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. We also test each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and discount rates. Based on the intangible impairment tests conducted, we recognized pre-tax impairment losses related to the write-down of certain customer relationships of $4.3 million, $1.1 million and $.2 million during fiscal 2011, 2010 and 2009, respectively, the write-down of certain trade names of $.2 million, $.3 million and $.1 million during fiscal 2011, 2010 and 2009, respectively, and the write-down of certain intellectual property of $.5 million during fiscal 2011, within the ETG to their estimated fair values. The impairment losses pertaining to certain customer relationships and trade names were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations and the impairment losses pertaining to intellectual property were recorded as a component of costs of goods sold.

Assumptions utilized to determine fair value in the goodwill and intangible assets impairment tests are highly judgmental. If there is a material change in such assumptions or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Results of Operations

The following table sets forth the results of our operations, net sales and operating income by segment and the percentage of net sales represented by the respective items in our Consolidated Statements of Operations:

Year ended October 31,	2011	2010	2009
Net sales	$ 764,891,000	$ 617,020,000	$ 538,296,000
Cost of sales	490,450,000	394,673,000	357,285,000
Selling, general and administrative expenses	136,010,000	113,174,000	92,756,000
Total operating costs and expenses	626,460,000	507,847,000	450,041,000
Operating income	$ 138,431,000	$ 109,173,000	$ 88,255,000
Net sales by segment:			
Flight Support Group	$ 539,563,000	$ 412,337,000	$ 395,423,000
Electronic Technologies Group	227,771,000	205,648,000	143,372,000
Intersegment sales	(2,443,000)	(965,000)	(499,000)
	$ 764,891,000	$ 617,020,000	$ 538,296,000
Operating income by segment:			
Flight Support Group	$ 95,001,000	$ 67,896,000	$ 60,003,000
Electronic Technologies Group	59,465,000	56,126,000	39,981,000
Other, primarily corporate	(16,035,000)	(14,849,000)	(11,729,000)
	$ 138,431,000	$ 109,173,000	$ 88,255,000

Table continues on next page

Year ended October 31,	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Gross profit	35.9%	36.0%	33.6%
Selling, general and administrative expenses	17.8%	18.3%	17.2%
Operating income	18.1%	17.7%	16.4%
Interest expense	—	.1%	.1%
Other income	—	.1%	—
Income tax expense	5.6%	5.9%	5.2%
Net income attributable to noncontrolling interests	3.0%	2.8%	2.8%
Net income attributable to HEICO	9.5%	8.9%	8.3%

Comparison of Fiscal 2011 to Fiscal 2010

Net Sales

Our net sales in fiscal 2011 increased by 24% to a record $764.9 million, as compared to net sales of $617.0 million in fiscal 2010. The increase in net sales reflects an increase of $127.2 million (a 31% increase) to a record $539.6 million in net sales within the FSG as well as an increase of $22.1 million (an 11% increase) to a record $227.8 million in net sales within the ETG. The net sales increase in the FSG reflects organic growth of approximately 21%, as well as additional net sales of approximately $37 million contributed by the first quarter of fiscal 2011 acquisition of Blue Aerospace. The organic growth principally reflects higher sales of new products and services and an increase in demand for the FSG's aftermarket replacement parts and repair and overhaul services as a result of increased airline capacity and also reflects higher sales of and demand for the FSG's industrial products. The net sales increase in the ETG principally reflects organic growth of approximately 10%. The organic growth in the ETG reflects continued strength in demand for certain of our defense, aerospace, medical and electronic products.

Our net sales in fiscal 2011 and 2010 by market approximated 60% and 62%, respectively, from the commercial aviation industry, 24% and 23%, respectively, from the defense and space industries, and 16% and 15%, respectively, from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

Our consolidated gross profit margin was 35.9% in fiscal 2011 as compared to 36.0% in fiscal 2010, principally reflecting higher margins within the FSG due to efficiencies realized through higher sales volumes offset by lower margins within the ETG due to changes in product mix. Consolidated cost of sales in fiscal 2011 and 2010 includes approximately $25.4 million and $22.7 million, respectively, of new product research and development expenses.

Selling, general and administrative ("SG&A") expenses were $136.0 million and $113.2 million in fiscal 2011 and 2010, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the growth in net sales discussed above as well as the acquired businesses. SG&A expenses as a percentage of net sales decreased from 18.3% in fiscal 2010 to 17.8% in fiscal 2011. The decrease as a percentage of net sales principally reflects the impact of higher net sales volumes on the fixed portion of SG&A expenses and controlled corporate spending relative to our net sales growth.

Operating Income

Operating income in fiscal 2011 increased by 27% to a record $138.4 million as compared to operating income of $109.2 million in fiscal 2010. The increase in operating income reflects a $27.1 million increase (a 40% increase) in operating income of the FSG to a record $95.0 million in fiscal 2011 from $67.9 million in fiscal 2010 and a $3.4 million increase (a 6% increase) to a record $59.5 million in operating income of the ETG in fiscal 2011, up from $56.1 million in fiscal 2010, partially offset by a $1.2 million increase in corporate expenses. The increase in operating income of both the FSG and ETG in fiscal 2011 principally reflects efficiencies gained from the increased sales volumes.

As a percentage of net sales, our consolidated operating income increased to 18.1% in fiscal 2011 compared to 17.7% in fiscal 2010. The increase in consolidated operating income as a percentage of net sales principally reflects an increase in the FSG's operating income as a percentage of net sales to 17.6% in fiscal 2011 from 16.5% in fiscal 2010, partially offset by a decrease in the ETG's operating income as a percentage of net sales from 27.3% in fiscal 2010 to 26.1% in fiscal 2011. The increase in operating income as a percentage of net sales for the FSG reflects the higher sales volumes and improved gross profit margins as discussed above. The decrease in operating income as a percentage of net sales for the ETG principally reflects an aggregate impact of $3.8 million due to impairment losses related to the write-down of certain intangible assets to their estimated fair values of $5.0 million, partially offset by a $1.2 million reduction in the value of contingent consideration related to a prior year acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Expense

Interest expense in fiscal 2011 and 2010 was not material.

Other Income

Other income in fiscal 2011 and 2010 was not material.

Income Tax Expense

Our effective tax rate for fiscal 2011 decreased to 31.0% from 33.7% in fiscal 2010. The effective tax rate for fiscal 2011 reflects the aggregate benefit from tax related items, which increased net income attributable to HEICO by approximately $2.8 million, or $.07 per diluted share, net of expenses, principally from higher research and development tax credits ($1.7 million), state income apportionment updates ($.9 million) and other prior year tax return to accrual adjustments ($.2 million). During the first quarter of fiscal 2011, we recognized the benefit of an income tax credit for qualified research and development activities resulting from the retroactive extension in December 2010 of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," to cover the period from January 1, 2010 to December 31, 2011 and recognized such tax credit for the last ten months of fiscal 2010 in the first quarter of fiscal 2011, which, net of expenses, increased net income attributable to HEICO by approximately $.8 million in fiscal 2011. During the third quarter of fiscal 2011, the finalization of a study of qualifying fiscal 2010 research and development activities used to prepare our fiscal 2010 U.S. federal and state income tax returns and reduction in the liability for gross unrecognized research and development related tax positions due to both lapses of statutes of limitations and the conclusion of a foreign research and development tax credit audit resulted in an aggregate increase in net income attributable to HEICO of approximately $.8 million, net of expenses, in fiscal 2011. During the third quarter of fiscal 2011, we filed our fiscal 2010 state tax returns and amended certain prior year state tax returns reflecting a change to the applicable methodology for apportioning income to certain states, which resulted in an increase in net income attributable to HEICO of approximately $.9 million, net of expenses, in fiscal 2011.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held in the FSG and the noncontrolling interests held in certain subsidiaries of the FSG and ETG. Net income attributable to noncontrolling interests was $22.6 million in fiscal 2011 compared to $17.4 million in fiscal 2010. The increase in net income attributable to noncontrolling interests in fiscal 2011 compared to fiscal 2010 is principally related to higher earnings of the FSG in which the 20% noncontrolling interest is held as well as the 19.9% noncontrolling interest in the earnings contributed by Blue Aerospace, which was acquired in the first quarter of fiscal 2011.

Net Income Attributable to HEICO

Net income attributable to HEICO was a record $72.8 million, or $1.71 per diluted share, in fiscal 2011 compared to $54.9 million, or $1.30 per diluted share, in fiscal 2010 principally reflecting the increased operating income referenced above.

Outlook

During fiscal 2012, we will continue our focus on developing new products and services, further market penetration, additional acquisition opportunities and maintaining our financial strength. The general overall economic uncertainty may moderate growth in our commercial aviation markets, while we expect overall stable markets for the products of our ETG. Overall, we are targeting growth in fiscal 2012 full year net sales and net income over fiscal 2011 levels.

Comparison of Fiscal 2010 to Fiscal 2009

Net Sales

Net sales in fiscal 2010 increased by 14.6% to a record $617.0 million, as compared to net sales of $538.3 million in fiscal 2009. The increase in net sales reflects an increase of $62.3 million (a 43.4% increase) to a record $205.6 million in net sales within the ETG and an increase of $16.9 million (a 4.3% increase) to $412.3 million in net sales within the FSG. The net sales increase in the ETG reflects the additional net sales totaling approximately $40 million contributed by a February 2010 acquisition and two fiscal 2009 acquisitions as well as organic growth of approximately 12%. The organic growth in the ETG principally reflects strength in customer demand for certain of our medical equipment, defense, electronic and satellite products. The 4.3% increase in net sales of the FSG, which is entirely organic growth, is primarily attributable to higher net sales of our industrial products as well as higher net sales of our commercial aviation products reflecting the recent capacity growth of our commercial airline customers during the third and fourth quarters.

Our net sales in fiscal 2010 and 2009 by market approximated 62% and 68%, respectively, from the commercial aviation industry, 23% and 20%, respectively, from the defense and space industries, and 15% and 12%, respectively, from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

Our consolidated gross profit margin increased to 36.0% in fiscal 2010 as compared to 33.6% in fiscal 2009, mainly reflecting higher margins within the FSG principally due to a more favorable product sales mix. Consolidated cost of sales in fiscal 2010 and 2009 includes approximately $22.7 million and $19.7 million, respectively, of new product research and development expenses.

SG&A expenses were $113.2 million and $92.8 million in fiscal 2010 and fiscal 2009, respectively. The increase in SG&A expenses is mainly due to the operating costs of the fiscal 2010 and fiscal 2009 acquisitions referenced above, and higher operating costs, principally personnel related, associated with the growth in consolidated net sales. SG&A expenses as a percentage of net sales increased from 17.2% in 2009 to 18.3% in fiscal 2010 reflecting a higher level of accrued performance awards based on the improved consolidated operating results.

Operating Income

Operating income in fiscal 2010 increased by 23.7% to a record $109.2 million as compared to operating income of $88.3 million in fiscal 2009. The increase in operating income reflects a $16.1 million increase (a 40.4% increase) to a record $56.1 million in operating income of the ETG in fiscal 2010, up from $40.0 million in fiscal 2009 and a $7.9 million increase (a 13.2% increase) in operating income of the FSG to $67.9 million in fiscal 2010, up from $60.0 million in fiscal 2009, partially offset by a $3.1 million increase in corporate expenses. The increase in operating income for the ETG in fiscal 2010 reflects the impact of the fiscal 2010 and 2009 acquisitions and organic sales growth. The increase in operating income for the FSG in fiscal 2010 reflects the aforementioned higher gross profit margins. The increase in corporate expenses in fiscal 2010 is primarily due to the higher level of accrued performance awards discussed previously.

As a percentage of net sales, our consolidated operating income increased to 17.7% in fiscal 2010, up from 16.4% in fiscal 2009. The increase in consolidated operating income as a percentage of net sales reflects an increase in the FSG's operating income as a percentage of net sales to 16.5% in fiscal 2010 from 15.2% in fiscal 2009 resulting primarily from the favorable product mix previously referenced. The ETG's operating income as a percentage of net sales was 27.3% in fiscal 2010, compared to 27.9% reported in fiscal 2009, reflecting variations in product mix, including the impact of certain recently acquired businesses.

Interest Expense

Interest expense in fiscal 2010 and 2009 was not material.

Other Income

Other income in fiscal 2010 and 2009 was not material.

Income Tax Expense

Our effective tax rate for fiscal 2010 increased to 33.7% from 31.9% in fiscal 2009. The effective tax rate for fiscal 2009 was lower due to a settlement reached with the Internal Revenue Service ("IRS") pertaining to the income tax credit claimed on HEICO's U.S. federal filings for qualified research and development activities incurred for fiscal years 2002 through 2005 and a resulting reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008 based on new information obtained during the examination. In addition, the effective tax rate for fiscal 2010 was higher than fiscal 2009 as the fiscal 2010 tax expense only reflects a credit for qualifying research and development activities through December 31, 2009 due to the expiration of such tax credit and was higher due to an increased effective state income tax rate principally as a result of the previously mentioned fiscal 2010 and 2009 acquisitions. The Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, which was approved December 17, 2010, includes an extension of the research and development tax credit retroactive to December 31, 2009. No research and development tax credits have been included in the fiscal 2010 results for the periods after December 31, 2009 since the extension of the tax credit was not enacted until fiscal 2011.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held in the FSG and the noncontrolling interests held in certain subsidiaries of the FSG and ETG. Net income attributable to noncontrolling interests was $17.4 million in fiscal 2010 compared to $15.2 million in fiscal 2009. The increase in net income attributable to noncontrolling interests in fiscal 2010 compared to fiscal 2009 is related to higher earnings of certain FSG and ETG subsidiaries in which noncontrolling interests exist.

Net Income Attributable to HEICO

Net income attributable to HEICO was a record $54.9 million, or $1.30 per diluted share, in fiscal 2010 compared to $44.6 million, or $1.06 per diluted share, in fiscal 2009 reflecting the increased operating income referenced above. Diluted net income per share attributable to HEICO shareholders in fiscal 2009 included a $.04 per diluted share benefit from the aforementioned favorable IRS settlement.

Inflation

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on net income attributable to HEICO has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

Liquidity and Capital Resources

Our capitalization was as follows:

As of October 31,	2011	2010
Cash and cash equivalents	$ 17,500,000	$ 6,543,000
Total debt (including current portion)	40,158,000	14,221,000
Shareholders' equity	620,154,000	554,826,000
Total capitalization (debt plus equity)	660,312,000	569,047,000
Total debt to total capitalization	6%	2%

In addition to cash and cash equivalents of $17.5 million, we had approximately $262 million of unused availability under the terms of our revolving credit facility as of October 31, 2011. Our principal uses of cash include acquisitions, capital expenditures, cash dividends and working capital needs. We finance our activities primarily from our operating activities and financing activities, including borrowings under long-term credit agreements.

Recent Developments

In December 2011, we entered into a $670 million Revolving Credit Agreement ("New Credit Facility") with a bank syndicate, which matures in December 2016. Under certain circumstances, the maturity of the New Credit Facility may be extended for two one-year periods. The New Credit Facility also includes a feature that will allow us to increase the New Credit Facility by $130 million, at our option, to become an $800 million facility through increased commitments from existing lenders or the addition of new lenders. The New Credit Facility may be used for working capital and general corporate needs of the Company, including capital expenditures and to finance acquisitions. The New Credit Facility replaced the $300 million Second Amended and Restated Revolving Credit Agreement (see *Financing Activities* below).

Advances under the New Credit Facility accrue interest at our choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, noncontrolling interests and non-cash charges, or "leverage ratio"). The Base Rate is the highest of (i) the Prime Rate; (ii) the Federal Funds rate plus .50% per annum; and (iii) the Adjusted LIBO Rate determined on a daily basis for an Interest Period of one month plus 1.00% per annum, as such capitalized terms are defined in the New Credit Facility. The applicable margins for LIBOR-based borrowings range from .75% to 2.25%. The applicable margins for Base Rate borrowings range from 0% to 1.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on our leverage ratio). The New Credit Facility also includes a $50 million sublimit for borrowings made in foreign currencies, letters of credit and swingline borrowings. Outstanding principal, accrued and unpaid interest and other amounts payable under the New Credit Facility may be accelerated upon an event of default, as such events are described in the New Credit Facility. The New Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of a total leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event our leverage ratio exceeds a specified level, the New Credit Facility would become secured by the capital stock owned in substantially all of our subsidiaries.

In November 2011, we acquired, through HEICO Electronic, Switchcraft, Inc. through the purchase of all the stock of Switchcraft's parent company, Switchcraft Holdco, Inc. See Note 18, Subsequent Events, of the Notes to Consolidated Financial Statements for additional information regarding this acquisition.

As of December 16, 2011, we had $179.2 million borrowed under the New Credit Facility at an interest rate of 1.5% and unused availability of $489.1 million under the terms of the New Credit Facility.

Based on our current outlook, we believe that our net cash provided by operating activities and available borrowings under the New Credit Facility will be sufficient to fund cash requirements for at least the next twelve months.

Operating Activities

Net cash provided by operating activities was $125.5 million in fiscal 2011, principally reflecting net income from consolidated operations of $95.5 million, depreciation and amortization of $18.5 million, impairment losses of certain intangible assets aggregating $5.0 million, an increase in net operating assets of $4.1 million, and stock option compensation expense of $2.6 million. The $23.8 million increase in net cash provided by operating activities is principally due to a $23.1 million increase in net income from consolidated operations.

Net cash provided by operating activities was $101.7 million in fiscal 2010, principally reflecting net income from consolidated operations of $72.4 million, depreciation and amortization of $17.6 million, a decrease in net operating assets of $6.6 million, a deferred income tax provision of $1.8 million, impairment losses of certain intangible assets aggregating $1.4 million and stock option compensation expense of $1.4 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) of $6.6 million primarily reflects higher accrued expenses associated with performance based awards and decreased inventory levels due to continuing efforts to manage inventory levels, while meeting customer delivery requirements, partially offset by increased accounts receivable related to higher net sales in fiscal 2010.

Net cash provided by operating activities was $75.8 million in fiscal 2009, principally reflecting net income from consolidated operations of $59.8 million, depreciation and amortization of $15.0 million, a tax benefit related to stock option exercises of $1.9 million, and a decrease in net operating assets of $2.5 million, partially offset by the presentation of $1.6 million of excess tax benefit from stock option exercises as a financing activity and a deferred income tax benefit of $2.7 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a decrease in accounts receivable due to the timing of cash collections and lower net sales, partially offset by a decrease in accrued expenses, including employee compensation, customer rebates and credits and additional accrued purchase consideration since October 31, 2008.

Investing Activities

Net cash used in investing activities during the three-year fiscal period ended October 31, 2011 primarily relates to several acquisitions, including payments of additional contingent purchase consideration, totaling $94.7 million in fiscal 2011, $39.1 million in fiscal 2010, and $59.8 million in fiscal 2009. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Capital expenditures aggregated $28.6 million over the last three fiscal years, primarily reflecting the expansion, replacement and betterment of existing production facilities and capabilities, which were generally funded using cash provided by operating activities.

Financing Activities

Net cash used in financing activities was $10.7 million in fiscal 2011, $54.2 million in fiscal 2010 and $11.5 million in fiscal 2009. During the three-year fiscal period ended October 31, 2011, we borrowed an aggregate $200.0 million under our revolving credit facility principally to fund acquisitions, including $72.0 million in fiscal 2011, $37.0 million in fiscal 2010, and $91.0 million in fiscal 2009. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Repayments on the revolving credit facility aggregated $201.0 million over the last three fiscal years, including $50.0 million in fiscal 2011, $78.0 million in fiscal 2010, and $73.0 million in fiscal 2009. For the three-year fiscal period ended October 31, 2011, we made distributions to noncontrolling interest owners aggregating $34.8 million, acquired certain noncontrolling interests aggregating $19.3 million, redeemed common stock related to stock option exercises aggregating $15.0 million, paid cash dividends aggregating $11.3 million, and made repurchases of our common stock aggregating $8.1 million. For the three-year fiscal period ended October 31, 2011, we received proceeds from stock option exercises aggregating $5.2 million. Net cash provided by financing activities also includes the presentation of $6.3 million, $.7 million, and $1.6 million of excess tax benefit from stock option exercises in fiscal 2011, 2010 and 2009, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Borrowings under our revolving credit facility in fiscal 2011, 2010 and 2009 were made under our $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate. The Credit Facility was available for working capital and general corporate needs of the company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrued interest at our choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, noncontrolling interests and non-cash charges, or "leverage ratio"). The Base Rate was the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings ranged from .625% to 2.25%. A fee was charged on the amount of the unused commitment ranging from .125% to .35% (depending on our leverage ratio). The Credit Facility was unsecured and contained covenants that required, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. As of October 31, 2011, our leverage ratios were significantly below and our fixed charge coverage ratio was significantly above such specified levels. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the revolving credit facility.

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2011:

Payments due by fiscal period	Total	2012	2013 - 2014	2015 - 2016	Thereafter
Long-term debt obligations [1]	$ 36,096,000	$ 43,000	$ 36,053,000	$ —	$ —
Capital lease obligation [2]	5,065,000	455,000	910,000	910,000	2,790,000
Operating lease obligations [3]	26,604,000	7,329,000	9,029,000	5,799,000	4,447,000
Purchase obligations [4] [5] [6]	37,246,000	20,593,000	16,653,000	—	—
Other long-term liabilities [7] [8]	261,000	57,000	104,000	38,000	62,000
Total contractual obligations	$ 105,272,000	$ 28,477,000	$ 62,749,000	$ 6,747,000	$ 7,299,000

(1) Excludes interest charges on borrowings and the fee on the amount of any unused commitment that we may be obligated to pay under our revolving credit facility as such amounts vary. Also excludes interest charges associated with notes payable as such amounts are not material. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements and "Liquidity and Capital Resources" above for additional information regarding our long-term debt obligations. As discussed in "Liquidity and Capital Resources," we entered into a New Credit Facility in December 2011 that matures in December 2016. Accordingly, the $36,000,000 we had outstanding under our previous revolving credit facility as of October 31, 2011 and shown as due in fiscal 2013 is now due in fiscal 2017.

(2) Inclusive of $1,003,000 in interest charges. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements for additional information regarding our capital lease obligation.

(3) See Note 16, Commitments and Contingencies - Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding our operating lease obligations.

(4) The noncontrolling interest holders of certain subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing us to purchase their equity interests beginning in fiscal 2012 through fiscal 2018. The Put Rights provide that cash consideration be paid for their noncontrolling interests ("Redemption Amount"). As of October 31, 2011, management's estimate of the aggregate Redemption Amount of all Put Rights that we would be required to pay is approximately $65 million, which is reflected within redeemable noncontrolling interests in our Consolidated Balance Sheet. Of this amount $7,956,000 and $16,383,000 are included in the table as amounts payable in fiscal 2012 and 2013-2014, respectively, pursuant to past exercises of such Put Rights by the noncontrolling interest holders of certain of our subsidiaries. As the actual Redemption Amount payable in fiscal 2013 and 2014 is based on a multiple of future earnings, such amount will likely be different. The remaining Redemption Amounts have been excluded from the table as the timing of such payments is contingent upon the exercise of the Put Rights.

(5) Also includes accrued additional purchase consideration aggregating $11,016,000 payable in fiscal 2012 relating to the acquisition of 3D and a prior year acquisition (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements). The amounts in the table do not include the additional contingent purchase consideration we may have to pay based on future earnings of certain acquired businesses. As of October 31, 2011, management's estimate of the aggregate amount of such contingent purchase consideration is approximately $10.1 million, which is payable in fiscal 2012. Contingent purchase consideration is further discussed in "Off-Balance Sheet Arrangements - Additional Contingent Purchase Consideration" below.

(6) Also includes an aggregate $1,891,000 of commitments for capital expenditures as well as purchase obligations of inventory that extend beyond one year. All purchase obligations of inventory and supplies in the ordinary course of business (i.e., with deliveries scheduled within the next year) are excluded from the table.

(7) Represents payments aggregating $261,000 under our Directors Retirement Plan, for which benefits are presently being paid and excludes $190,000 of payments for which benefit payments have not yet commenced. Our Directors Retirement Plan's projected benefit obligation of $353,000 is accrued within other long-term liabilities in our Consolidated Balance Sheet as of October 31, 2011. See Note 10, Retirement Plans, of the Notes to Consolidated Financial Statements (the plan is unfunded and we pay benefits directly). The amounts in the table do not include liabilities related to the Leadership Compensation Plan or our other deferred compensation arrangement as they are each fully supported by assets held within irrevocable trusts. See Note 3, Selected Financial Statement Information - Other Long-Term Assets and Liabilities, of the Notes to Consolidated Financial Statements for further information about these two deferred compensation plans.

(8) The amounts in the table do not include approximately $1,784,000 of our liability for unrecognized tax benefits due to the uncertainty with respect to the timing of future cash flows associated with these unrecognized tax benefits as we are unable to make reasonably reliable estimates of the timing of any cash settlements. See Note 6, Income Taxes, of the Notes to Consolidated Financial Statements for further information about our liability for unrecognized tax benefits.

Off-Balance Sheet Arrangements

Guarantees

We have arranged for a standby letter of credit for $1.5 million to meet the security requirement of our insurance company for potential workers' compensation claims, which is supported by our revolving credit facility.

Additional Contingent Purchase Consideration

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, we may be obligated to pay additional purchase consideration of up to $10.1 million in fiscal 2012 should the subsidiary meet certain earnings objectives during the third year following the acquisition. Assuming the subsidiary performs over its respective future measurement period at the same earnings levels it performed in the comparable historical measurement period, the aggregate amount of such contingent purchase consideration that we would be required to pay is $10.1 million. The actual contingent purchase consideration may be different.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent purchase consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by us or providing future services to us. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, we may have been obligated to pay additional purchase consideration of up to 73 million Canadian dollars in aggregate, which translates to approximately $74 million U.S. dollars based on the October 31, 2011 exchange rate, should the subsidiary have met certain earnings objectives through June 2012. Assuming the subsidiary performs over the remaining future measurement period at the same earnings levels it performed in the comparable historical measurement period, we would not be required to pay any additional purchase consideration.

For additional information on how we account for contingent consideration associated with acquisitions, see Note 1, Summary of Significant Accounting Policies – Business Combinations, of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures About Fair Value Measurements," which requires additional disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements and more detailed information of activity in Level 3 fair value measurements. We adopted ASU 2010-06 as of the beginning of the second quarter of fiscal 2010, except the additional Level 3 disclosures, which are effective in fiscal years beginning after December 15, 2010, or in fiscal 2012 for us. We will make the additional Level 3 disclosures, if applicable, as of the date of adoption.

In December 2010, the FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations." Under ASU 2010-29, supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. ASU 2010-29 is effective for business combinations consummated in fiscal periods beginning after December 15, 2010. Early adoption is permitted and we adopted the new guidance on a prospective basis as of December 2010.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income," which requires the presentation of total comprehensive income, the components of net income and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present other comprehensive income and its components in the statement of shareholders' equity and requires reclassification adjustments for items that were reclassified from other comprehensive income and net income to be presented on the face of the financial statements. ASU 2011-05 must be applied retroactively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011, or in the second quarter of fiscal 2012 for us. We are currently evaluating which presentation option to elect, but the adoption of these provisions will have no effect on our results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment," which is intended to reduce complexity and costs by permitting an entity the option to perform a qualitative evaluation about the likelihood of goodwill impairment in order to determine whether it should calculate the fair value of a reporting unit. The update also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, or in fiscal 2013 for our annual impairment test. The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include:

- Lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services;
- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales;
- Our ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; and
- Our ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest and income tax rates and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries, which could negatively impact our costs and revenues.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Quantitative and Qualitative Disclosures About Market Risk

The primary market risk to which we have exposure is interest rate risk, mainly related to our revolving credit facility, which has variable interest rates. Interest rate risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. Based on our aggregate outstanding variable rate debt balance of $36 million as of October 31, 2011, a hypothetical 10% increase in interest rates would not have a material effect on our results of operations, financial position or cash flows.

We maintain a portion of our cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2011 would not have a material effect on our results of operations, financial position or cash flows.

We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated transactions, which are principally in Euro, Canadian dollar and British pound sterling. A hypothetical 10% weakening in the exchange rate of the Euro, Canadian dollar or British pound sterling to the United States dollar as of October 31, 2011 would not have a material effect on our results of operations, financial position or cash flows.

Consolidated Balance Sheets

As of October 31,	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,500,000	$ 6,543,000
Accounts receivable, net	106,414,000	91,815,000
Inventories, net	164,967,000	138,215,000
Prepaid expenses and other current assets	5,471,000	3,769,000
Deferred income taxes	22,286,000	18,907,000
Total current assets	316,638,000	259,249,000
Property, plant and equipment, net	67,074,000	59,003,000
Goodwill	443,402,000	385,016,000
Intangible assets, net	78,157,000	49,487,000
Deferred income taxes	2,374,000	—
Other assets	33,424,000	28,888,000
Total assets	$ 941,069,000	$ 781,643,000
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 335,000	$ 148,000
Trade accounts payable	43,547,000	28,604,000
Accrued expenses and other current liabilities	76,376,000	52,101,000
Income taxes payable	3,132,000	979,000
Total current liabilities	123,390,000	81,832,000
Long-term debt, net of current maturities	39,823,000	14,073,000
Deferred income taxes	58,899,000	45,308,000
Other long-term liabilities	33,373,000	30,556,000
Total liabilities	255,485,000	171,769,000
Commitments and contingencies (Notes 2 and 16)		
Redeemable noncontrolling interests (Note 12)	65,430,000	55,048,000
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000,000 shares authorized; 300,000 shares designated as Series B Junior Participating Preferred Stock and 300,000 shares designated as Series C Junior Participating Preferred Stock; none issued	—	—
Common Stock, $.01 par value per share; 30,000,000 shares authorized; 17,054,339 and 16,407,506 shares issued and outstanding	171,000	131,000
Class A Common Stock, $.01 par value per share; 30,000,000 shares authorized; 25,022,688 and 24,829,465 shares issued and outstanding	250,000	199,000
Capital in excess of par value	226,120,000	227,993,000
Deferred compensation obligation	522,000	—
HEICO stock held by irrevocable trust	(522,000)	—
Accumulated other comprehensive income (loss)	3,033,000	(124,000)
Retained earnings	299,497,000	240,913,000
Total HEICO shareholders' equity	529,071,000	469,112,000
Noncontrolling interests	91,083,000	85,714,000
Total shareholders' equity	620,154,000	554,826,000
Total liabilities and equity	$ 941,069,000	$ 781,643,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Year ended October 31,	2011	2010	2009
Net sales	$ 764,891,000	$ 617,020,000	$ 538,296,000
Operating costs and expenses:			
Cost of sales	490,450,000	394,673,000	357,285,000
Selling, general and administrative expenses	136,010,000	113,174,000	92,756,000
Total operating costs and expenses	626,460,000	507,847,000	450,041,000
Operating income	138,431,000	109,173,000	88,255,000
Interest expense	(142,000)	(508,000)	(615,000)
Other income	64,000	390,000	205,000
Income before income taxes and noncontrolling interests	138,353,000	109,055,000	87,845,000
Income tax expense	42,900,000	36,700,000	28,000,000
Net income from consolidated operations	95,453,000	72,355,000	59,845,000
Less: Net income attributable to noncontrolling interests	22,633,000	17,417,000	15,219,000
Net income attributable to HEICO	$ 72,820,000	$ 54,938,000	$ 44,626,000
Net income per share attributable to HEICO shareholders (Note 13):			
Basic	$ 1.75	$ 1.34	$ 1.09
Diluted	$ 1.71	$ 1.30	$ 1.06
Weighted average number of common shares outstanding:			
Basic	41,632,074	41,040,635	40,944,999
Diluted	42,501,252	42,213,538	42,225,049

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended October 31,	2011	2010	2009
Operating Activities:			
Net income from consolidated operations	$ 95,453,000	$ 72,355,000	$ 59,845,000
Adjustments to reconcile net income from consolidated operations to net cash provided by operating activities:			
Depreciation and amortization	18,543,000	17,597,000	14,967,000
Impairment of intangible assets	4,987,000	1,438,000	300,000
Reduction in value of contingent consideration	(1,150,000)	—	—
Deferred income tax provision (benefit)	29,000	1,817,000	(2,651,000)
Tax benefit from stock option exercises	7,703,000	951,000	1,890,000
Excess tax benefit from stock option exercises	(6,346,000)	(669,000)	(1,573,000)
Stock option compensation expense	2,647,000	1,353,000	181,000
Changes in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(5,327,000)	(10,684,000)	15,214,000
(Increase) decrease in inventories	(9,405,000)	6,359,000	(87,000)
(Increase) decrease in prepaid expenses and other current assets	(343,000)	549,000	5,216,000
Increase (decrease) in trade accounts payable	7,257,000	125,000	(5,619,000)
Increase (decrease) in accrued expenses and other current liabilities	10,425,000	11,474,000	(11,296,000)
Increase (decrease) in income taxes payable	1,516,000	(1,196,000)	(936,000)
Other	(471,000)	248,000	366,000
Net cash provided by operating activities	125,518,000	101,717,000	75,817,000
Investing Activities:			
Acquisitions, net of cash acquired	(94,655,000)	(39,061,000)	(59,798,000)
Capital expenditures	(9,446,000)	(8,877,000)	(10,253,000)
Other	201,000	(325,000)	20,000
Net cash used in investing activities	(103,900,000)	(48,263,000)	(70,031,000)
Financing Activities:			
Payments on revolving credit facility	(50,000,000)	(78,000,000)	(73,000,000)
Borrowings on revolving credit facility	72,000,000	37,000,000	91,000,000
Distributions to noncontrolling interests	(14,893,000)	(10,360,000)	(9,591,000)
Redemptions of common stock related to stock option exercises	(14,298,000)	(681,000)	—
Acquisitions of noncontrolling interests	(7,241,000)	(795,000)	(11,268,000)
Repurchases of common stock	—	—	(8,098,000)
Cash dividends paid	(4,494,000)	(3,546,000)	(3,150,000)
Excess tax benefit from stock option exercises	6,346,000	669,000	1,573,000
Proceeds from stock option exercises	2,167,000	1,815,000	1,207,000
Other	(256,000)	(294,000)	(219,000)
Net cash used in financing activities	(10,669,000)	(54,192,000)	(11,546,000)
Effect of exchange rate changes on cash	8,000	114,000	365,000
Net increase (decrease) in cash and cash equivalents	10,957,000	(624,000)	(5,395,000)
Cash and cash equivalents at beginning of year	6,543,000	7,167,000	12,562,000
Cash and cash equivalents at end of year	$ 17,500,000	$ 6,543,000	$ 7,167,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Redeemable Noncontrolling Interests	Common Stock	Class A Common Stock
Balances as of October 31, 2008	$48,736,000	$106,000	$158,000
Comprehensive income:			
Net income	8,228,000	—	—
Foreign currency translation	—	—	—
Total comprehensive income	8,228,000	—	—
Repurchases of common stock (Note 8)	—	(2,000)	(2,000)
Cash dividends ($.077 per share)	—	—	—
Tax benefit from stock option exercises	—	—	—
Proceeds from stock option exercises	—	—	1,000
Stock option compensation expense	—	—	—
Distributions to noncontrolling interests	(9,130,000)	—	—
Acquisitions of noncontrolling interests	(10,015,000)	—	—
Noncontrolling interests assumed related to acquisition	7,505,000	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	11,613,000	—	—
Other	—	—	—
Balances as of October 31, 2009	56,937,000	104,000	157,000
Comprehensive income:			
Net income	9,370,000	—	—
Foreign currency translation	—	—	—
Total comprehensive income	9,370,000	—	—
Cash dividends ($.086 per share)	—	—	—
Five-for-four common stock split	—	26,000	40,000
Tax benefit from stock option exercises	—	—	—
Proceeds from stock option exercises	—	1,000	2,000
Stock option compensation expense	—	—	—
Redemptions of common stock related to stock option exercises (Note 8)	—	—	—
Distributions to noncontrolling interests	(10,360,000)	—	—
Acquisitions of noncontrolling interests	(795,000)	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	(104,000)	—	—
Other	—	—	—
Balances as of October 31, 2010	55,048,000	131,000	199,000
Comprehensive income:			
Net income	11,264,000	—	—
Foreign currency translation	—	—	—
Total comprehensive income	11,264,000	—	—
Cash dividends ($.108 per share)	—	—	—
Five-for-four common stock split	—	33,000	50,000
Tax benefit from stock option exercises	—	—	—
Proceeds from stock option exercises	—	9,000	2,000
Stock option compensation expense	—	—	—
Deferred compensation obligation	—	—	—
Redemptions of common stock related to stock option exercises	—	(3,000)	—
Distributions to noncontrolling interests	(8,893,000)	—	—
Acquisitions of noncontrolling interests	(7,241,000)	—	—
Noncontrolling interests assumed related to acquisition	5,612,000	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	9,640,000	—	—
Other	—	1,000	(1,000)
Balances as of October 31, 2011	$65,430,000	$171,000	$250,000

The accompanying notes are an integral part of these consolidated financial statements.

HEICO Shareholders' Equity						
Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total Shareholders' Equity
$229,443,000	$—	$—	($4,819,000)	$156,976,000	$71,138,000	$453,002,000
—	—	—	—	44,626,000	6,991,000	51,617,000
—	—	—	3,276,000	—	—	3,276,000
—	—	—	3,276,000	44,626,000	6,991,000	54,893,000
(8,094,000)	—	—	—	—	—	(8,098,000)
—	—	—	—	(3,150,000)	—	(3,150,000)
1,890,000	—	—	—	—	—	1,890,000
1,206,000	—	—	—	—	—	1,207,000
181,000	—	—	—	—	—	181,000
—	—	—	—	—	(461,000)	(461,000)
—	—	—	—	6,845,000	—	6,845,000
—	—	—	—	(4,200,000)	—	(4,200,000)
—	—	—	—	(11,613,000)	—	(11,613,000)
(1,000)	—	—	162,000	1,000	—	162,000
224,625,000	—	—	(1,381,000)	189,485,000	77,668,000	490,658,000
—	—	—	—	54,938,000	8,047,000	62,985,000
—	—	—	1,271,000	—	—	1,271,000
—	—	—	1,271,000	54,938,000	8,047,000	64,256,000
—	—	—	—	(3,546,000)	—	(3,546,000)
(66,000)	—	—	—	(68,000)	—	(68,000)
951,000	—	—	—	—	—	951,000
1,812,000	—	—	—	—	—	1,815,000
1,353,000	—	—	—	—	—	1,353,000
(681,000)	—	—	—	—	—	(681,000)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	104,000	—	104,000
(1,000)	—	—	(14,000)	—	(1,000)	(16,000)
227,993,000	—	—	(124,000)	240,913,000	85,714,000	554,826,000
—	—	—	—	72,820,000	11,369,000	84,189,000
—	—	—	3,012,000	—	—	3,012,000
—	—	—	3,012,000	72,820,000	11,369,000	87,201,000
—	—	—	—	(4,494,000)	—	(4,494,000)
(83,000)	—	—	—	(102,000)	—	(102,000)
7,703,000	—	—	—	—	—	7,703,000
2,156,000	—	—	—	—	—	2,167,000
2,647,000	—	—	—	—	—	2,647,000
—	522,000	(522,000)	—	—	—	—
(14,295,000)	—	—	—	—	—	(14,298,000)
—	—	—	—	—	(6,000,000)	(6,000,000)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	(9,640,000)	—	(9,640,000)
(1,000)	—	—	145,000	—	—	144,000
$226,120,000	$522,000	($522,000)	$3,033,000	$299,497,000	$91,083,000	$620,154,000

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense and electronic related products and services throughout the United States and internationally. The Company's customer base is primarily the aviation, defense, space, medical, telecommunication and electronic industries.

Basis of Presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates four subsidiaries which are 80%, 80.1%, 80.1%, and 82.3% owned, respectively, and a joint venture formed in March 2001, which is 16% owned by American Airlines' parent company, AMR Corporation. Also, HEICO Electronic consolidates three subsidiaries, which are 80.1%, 82.5%, and 95.9% owned, respectively (see Note 12, Redeemable Noncontrolling Interests). All significant intercompany balances and transactions are eliminated.

Stock Splits

In March of 2011 and 2010, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock splits were effected as of April 26, 2011 and April 27, 2010, respectively, in the form of a 25% stock dividend distributed to shareholders of record as of April 15, 2011 and April 16, 2010, respectively. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock splits.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments such as U.S. Treasury bills and money market funds with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers and unbilled costs and estimated earnings related to revenue from certain fixed price contracts recognized on the percentage-of-completion method that have been recognized for accounting purposes, but not yet billed to customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, age of receivables outstanding and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company performs ongoing credit evaluations of its customers, but does not generally require collateral to support customer receivables.

Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization is generally provided on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is depreciated over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Leasehold improvements	2 to 20 years
Machinery and equipment	3 to 10 years
Tooling	2 to 5 years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance are expensed as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected within earnings.

Business Combinations

The Company adopted new accounting guidance for business combinations effective prospectively for acquisitions consummated on or after November 1, 2009 (the beginning of fiscal 2010). Under the new guidance, any contingent consideration is recognized as a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations. Acquisition costs are generally expensed as incurred under the new guidance, but were previously capitalized as part of the purchase price. Contingent consideration paid or accrued in fiscal 2011, 2010 and 2009 related to acquisitions consummated prior to fiscal 2010 were based on a multiple of each applicable subsidiary's earnings relative to target and were not contingent upon the former shareholders of the respective acquired entity remaining employed by the Company or providing future services to the Company. Accordingly, these amounts represent an additional cost of the respective entity recorded as additional goodwill. Information regarding additional contingent purchase consideration related to acquisitions prior to fiscal 2010 may be found in Note 2, Acquisitions, and Note 16, Commitments and Contingencies.

The Company allocates the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values, with any excess recorded as goodwill. The operating results of acquired businesses are included in the Company's results of operations beginning as of their effective acquisition dates.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of the reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets not subject to amortization consist principally of its trade names. The Company's intangible assets subject to amortization are amortized on the straight-line method (except for certain customer relationships amortized on an accelerated method) over the following estimated useful lives:

Customer relationships	5 to 10 years
Intellectual property	6 to 15 years
Licenses	10 to 17 years
Non-compete agreements	2 to 7 years
Patents	5 to 19 years
Trade names	5 to 10 years

Notes to Consolidated Financial Statements

Amortization expense of intellectual property, licenses and patents is recorded as a component of cost of sales, and amortization expense of customer relationships, non-compete agreements and trade names is recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statement of Operations. The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of its trade names, the Company utilizes an income approach. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Investments

Investments are stated at fair value based on quoted market prices. Investments that are intended to be held for less than one year are included within prepaid expenses and other current assets in the Company's Consolidated Balance Sheets, while those intended to be held for longer than one year are classified within other assets. Unrealized gains or losses associated with available-for-sale securities are reported net of tax within other comprehensive income in shareholders' equity. Unrealized gains or losses associated with trading securities are recorded as a component of other income in the Company's Consolidated Statement of Operations.

Derivative Instruments

From time to time, the Company utilizes certain derivative instruments (e.g. interest rate swap agreements and foreign currency forward contracts) to hedge the variability of foreign currency exchange rates and the expected future cash flows of certain transactions. Changes in the fair value of derivative instruments are recognized immediately in earnings, unless the derivative is designated as a hedge and qualifies for hedge accounting. There are three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: (1) a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), (2) a hedge of the variability in cash flows from forecasted transactions (cash flow hedge), and (3) a hedge of the variability caused by changes in foreign currency exchange rates (foreign currency hedge).

Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow, or a foreign currency hedge by documenting the relationship between the derivative and the hedged item. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception and on an ongoing basis. For a derivative instrument that qualifies for hedge accounting, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in fair value of the derivative are recognized in earnings immediately. If the derivative does not qualify for hedge accounting, the Company considers the transaction to be an "economic hedge" and changes in the fair value of the derivative asset or liability are recognized immediately in earnings.

During fiscal 2011, the Company entered into foreign currency forward contracts to mitigate foreign exchange risk for transactions involving a currency other than its functional currency. The impact of these forward contracts did not have a material effect on the Company's results of operations, financial position or cash flows in fiscal 2011. The Company did not utilize any derivative instruments in fiscal 2010 or 2009.

Customer Rebates and Credits

The Company records accrued customer rebates and credits as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. These amounts generally relate to discounts negotiated with customers as part of certain sales contracts that are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction within net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contract period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims experience.

Revenue Recognition

Revenue from the sale of products and the rendering of services is recognized when title and risk of loss passes to the customer, which is generally at the time of shipment. Revenue from the rendering of services represented less than 10% of consolidated net sales for all periods presented. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 1%, 2%, and 1% in fiscal 2011, 2010 and 2009, respectively. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred.

Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability, and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined. Changes in estimates pertaining to percentage-of-completion contracts did not have a material effect on net income from consolidated operations in fiscal 2011, 2010 or 2009.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenue recognized on contracts accounted for under the percentage-of-completion method. Billings are made based on the completion of certain milestones as provided for in the contracts.

For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. Progress billings and customer advances ("billings to date") on fixed price contracts accounted for under the completed contract method are classified as a reduction to contracts in process (a component of inventories), if any, and any excess is included in accrued expenses and other current liabilities.

Stock-Based Compensation

The Company records compensation expense associated with stock options in its Consolidated Statements of Operations based on the grant date fair value of those awards. The fair value of each stock option on the date of grant is estimated using the Black-Scholes pricing model based on certain valuation assumptions. Expected volatilities are based on the Company's historical stock prices over the contractual terms of the options and other factors. The risk-free interest rates used are based on the published U.S. Treasury yield curve in effect at the time of the grant for instruments with a similar life. The dividend yield reflects the Company's expected dividend yield at the date of grant. The expected life represents the period that the stock options are expected to be outstanding, taking into consideration the contractual terms of the options and employee historical exercise behavior. The Company generally recognizes stock option compensation expense ratably over the award's vesting period.

The Company calculates the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool ("APIC Pool") by tracking each stock option award granted after November 1, 1996 on an employee-by-employee basis and on a grant-by-grant basis to determine whether there is a tax benefit situation or tax deficiency situation for each such award. The Company then compares the fair value expense to the tax deduction received for each stock option grant and aggregates the benefits and deficiencies, which have the effect of increasing or decreasing, respectively, the APIC Pool. Should the amount of future tax deficiencies be greater than the available APIC Pool, the Company will record the excess as income tax expense in its Consolidated Statements of Operations. The excess tax benefit resulting from tax deductions in excess of the cumulative compensation expense recognized for stock options exercised is presented as a financing activity in the Company's Consolidated Statements of Cash Flows. All other tax benefits related to stock options have been presented as a component of operating activities.

Income Taxes

Income tax expense includes United States and foreign income taxes, plus the provision for United States taxes on undistributed earnings of foreign subsidiaries not deemed to be permanently invested. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

Notes to Consolidated Financial Statements

The Company accounts for uncertainty in income taxes and evaluates tax positions utilizing a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement and recognizing that amount in the financial statements. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. Further information regarding income taxes can be found in Note 6, Income Taxes.

Redeemable Noncontrolling Interests

As further detailed in Note 12, Redeemable Noncontrolling Interests, the holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that require the Company to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. The Company tracks the carrying cost of such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interest, less dividends paid to the noncontrolling interest holders. Redeemable noncontrolling interests are recorded outside of permanent equity at the higher of their carrying cost or management's estimate of the Redemption Amount. The initial adjustment to record redeemable noncontrolling interests at the Redemption Amount results in a corresponding decrease to retained earnings. Subsequent adjustments to the Redemption Amount of redeemable noncontrolling interests may result in corresponding decreases or increases to retained earnings, provided any increases to retained earnings may only be recorded to the extent of decreases previously recorded. Adjustments to Redemption Amounts based on fair value will have no effect on net income per share attributable to HEICO shareholders whereas the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value will effect net income per share attributable to HEICO shareholders. Acquisitions of redeemable noncontrolling interests are treated as equity transactions.

Net Income per Share Attributable to HEICO Shareholders

Basic net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period. Diluted net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

As further detailed in "Redeemable Noncontrolling Interests" above, the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value effect net income attributable to HEICO for purposes of determining net income per share attributable to HEICO shareholders (see Note 13, Net Income per Share Attributable to HEICO Shareholders).

Foreign Currency Translation

All assets and liabilities of foreign subsidiaries that do not utilize the United States dollar as its functional currency are translated at period-end exchange rates, while revenue and expenses are translated using average exchange rates for the period. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income in shareholders' equity.

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures About Fair Value Measurements," which requires additional disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements and more detailed information of activity in Level 3 fair value measurements. The Company adopted ASU 2010-06 as of the beginning of the second quarter of fiscal 2010, except the additional Level 3 disclosures, which are effective in fiscal years beginning after December 15, 2010, or in fiscal 2012 for HEICO. The Company will make the additional Level 3 disclosures, if applicable, as of the date of adoption.

In December 2010, the FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations." Under ASU 2010-29, supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. ASU 2010-29 is effective for business combinations consummated in fiscal periods beginning after December 15, 2010. Early adoption is permitted and the Company adopted the new guidance on a prospective basis as of December 2010.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income," which requires the presentation of total comprehensive income, the components of net income and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present other comprehensive income and its components in the statement of shareholders' equity and requires reclassification adjustments for items that were reclassified from other comprehensive income and net income to be presented on the face of the financial statements. ASU 2011-05 must be applied retroactively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011, or in the second quarter of fiscal 2012 for HEICO. The Company is currently evaluating which presentation option it will elect, but the adoption of these provisions will have no effect on its results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment," which is intended to reduce complexity and costs by permitting an entity the option to perform a qualitative evaluation about the likelihood of goodwill impairment in order to determine whether it should calculate the fair value of a reporting unit. The update also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, or in fiscal 2013 for HEICO's annual impairment test. The adoption of this guidance is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

NOTE 2. ACQUISITIONS

In May 2009, the Company, through HEICO Electronic, acquired 82.5% of the stock of VPT, Inc., a U.S. company that designs and provides power conversion products principally serving the defense, space and aviation industries. The remaining 17.5% continues to be owned by an existing VPT shareholder which is also a supplier to the acquired company. During the first and second year following the acquisition, VPT met certain earnings objectives which obligated the Company to pay additional purchase consideration of $1.3 million in both fiscal 2011 and 2010. In addition, subject to meeting certain earnings objectives during the third year following the acquisition, the Company may be obligated to pay additional purchase consideration of up to $10.1 million in fiscal 2012, which will be recorded as additional goodwill.

In October 2009, the Company, through HEICO Electronic, acquired the business, assets and certain liabilities of the Seacom division of privately-held Dukane Corp. and formed a new subsidiary, Dukane Seacom, Inc. ("Seacom"). Seacom is a designer and manufacturer of underwater locator beacons used to locate aircraft cockpit voice recorders, flight data recorders, marine ship voyage recorders and various other devices which have been submerged under water. During the first year following the acquisition, Seacom met certain earnings objectives which obligated the Company to pay additional purchase consideration of $5.3 million in fiscal 2011. Based on the subsidiary's earnings in the second year following the acquisition, the Company accrued $4.8 million of additional purchase consideration and increased goodwill as of October 31, 2011, which it expects to pay in fiscal 2012.

In February 2010, the Company, through HEICO Electronic, acquired substantially all of the assets and assumed certain liabilities of dB Control. dB Control produces high-power devices used in both defense and commercial applications.

In December 2010, the Company, through HEICO Aerospace, acquired 80.1% of the assets and assumed certain liabilities of Blue Aerospace LLC. Blue Aerospace is a supplier, distributor, and integrator of military aircraft parts and support services primarily to foreign military organizations allied with the United States. The remaining 19.9% interest continues to be owned by certain members of Blue Aerospace's management team.

In September 2011, the Company, through HEICO Electronic, acquired all of the outstanding capital stock of 3D Plus SA ("3D"). 3D is a leading designer and manufacturer of three-dimensional microelectronic and stacked memory products used predominately in satellites and also utilized in medical equipment. Pursuant to the terms of the Stock Purchase Agreement ("SPA"), the purchase consideration for 3D shall reflect certain adjustments, which principally include any difference between 3D's actual working capital as of the acquisition date and the amount estimated per the SPA. Accordingly, the Company has accrued approximately $6.2 million of additional purchase consideration and increased goodwill as of October 31, 2011, which it expects to pay in fiscal 2012.

Notes to Consolidated Financial Statements

The purchase price of each of the above referenced acquisitions was paid principally in cash using proceeds from the Company's revolving credit facility and is not material or significant to the Company's consolidated financial statements.

Cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of businesses acquired prior to fiscal 2010, is as follows:

Year ended October 31,	2011	2010	2009
Fair value of assets acquired:			
Liabilities assumed	$ 32,263,000	$ 3,952,000	$ 3,881,000
Noncontrolling interests in consolidated subsidiaries	5,612,000	—	3,305,000
Less:			
Goodwill	51,448,000	15,372,000	30,389,000
Identifiable intangible assets	40,187,000	15,400,000	21,562,000
Inventories	16,964,000	3,184,000	4,249,000
Accounts receivable	9,072,000	6,685,000	4,720,000
Property, plant and equipment	9,115,000	573,000	553,000
Accrued additional purchase consideration	4,104,000	1,775,000	2,212,000
Other assets	1,640,000	24,000	3,299,000
Acquisitions, net of cash acquired	$(94,655,000)	$(39,061,000)	$(59,798,000)

The fiscal 2011 liabilities assumed is inclusive of the aformentioned 3D additional purchase consideration. The allocation of the purchase price of 3D to the tangible and identifiable intangible assets acquired and liabilities assumed in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values. However, the Company does not expect any adjustments to such allocation to be material to the Company's consolidated financial statements.

The operating results of the Company's fiscal 2011 acquisitions were included in the Company's results of operations from the effective acquisition dates. The amount of net sales and earnings of the 2011 acquisitions included in the Consolidated Statements of Operations is not material. Had the fiscal 2011 acquisitions been consummated as of the beginning of fiscal 2010, net sales on a pro forma basis for fiscal 2010 would have been approximately $679 million and net sales for fiscal 2011 as well as net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2011 and 2010 would not have been materially different than the reported amounts.

NOTE 3. SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

As of October 31,	2011	2010
Accounts receivable	$ 109,081,000	$ 94,283,000
Less: Allowance for doubtful accounts	(2,667,000)	(2,468,000)
Accounts receivable, net	$ 106,414,000	$ 91,815,000

Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

As of October 31,	2011	2010
Costs incurred on uncompleted contracts	$ 4,443,000	$ 6,323,000
Estimated earnings	4,206,000	7,603,000
	8,649,000	13,926,000
Less: Billings to date	(4,876,000)	(8,967,000)
	$ 3,773,000	$ 4,959,000
Included in the accompanying Consolidated Balance Sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 3,773,000	$ 5,135,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	—	(176,000)
	$ 3,773,000	$ 4,959,000

The percentage of the Company's net sales recognized under the percentage-of-completion method was not material in fiscal years 2011, 2010 and 2009. Changes in estimates pertaining to percentage-of-completion contracts did not have a material effect on net income from consolidated operations in fiscal 2011, 2010 or 2009.

Inventories

As of October 31,	2011	2010
Finished products	$ 86,487,000	$ 72,263,000
Work in process	19,708,000	13,739,000
Materials, parts, assemblies and supplies	52,173,000	46,918,000
Contracts in process	8,291,000	5,295,000
Less: Billings to date	(1,692,000)	—
Inventories, net of valuation reserves	$ 164,967,000	$ 138,215,000

Contracts in process represents accumulated capitalized costs associated with fixed price contracts for which revenue is recognized on the completed-contract method. Related progress billings and customer advances ("billings to date") are classified as a reduction to contracts in process, if any, and any excess is included in accrued expenses and other liabilities.

Property, Plant and Equipment

As of October 31,	2011	2010
Land	$ 3,825,000	$ 3,656,000
Buildings and improvements	46,892,000	38,772,000
Machinery, equipment and tooling	94,297,000	85,095,000
Construction in progress	3,671,000	6,319,000
	148,685,000	133,842,000
Less: Accumulated depreciation and amortization	(81,611,000)	(74,839,000)
Property, plant and equipment, net	$ 67,074,000	$ 59,003,000

The amounts set forth above also include tooling costs having a net book value of $3,875,000 and $4,479,000 as of October 31, 2011 and 2010, respectively. Amortization expense on capitalized tooling was $2,066,000, $1,857,000 and $1,825,000 for the fiscal years ended October 31, 2011, 2010 and 2009, respectively. Expenditures for capitalized tooling costs were $1,948,000, $1,750,000 and $2,193,000 in fiscal 2011, 2010 and 2009, respectively. Additionally, the amounts set forth above include $4,092,000 in buildings and improvements and $170,000 in land as of October 31, 2011 that are under a capital lease. Accumulated depreciation associated with the assets under the capital lease was $13,000 as of October 31, 2011. See Note 5, Long-Term Debt, for additional information pertaining to this capital lease obligation.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $8,640,000, $8,668,000 and $8,365,000 for the fiscal years ended October 31, 2011, 2010 and 2009, respectively.

Accrued Expenses and Other Current Liabilities

As of October 31,	2011	2010
Accrued employee compensation and related payroll taxes	$ 39,330,000	$ 26,556,000
Accrued customer rebates and credits	9,595,000	9,230,000
Accrued additional purchase consideration	11,016,000	4,104,000
Other	16,435,000	12,211,000
Accrued expenses and other current liabilities	$ 76,376,000	$ 52,101,000

The increase in accrued employee compensation and related payroll taxes as of October 31, 2011 compared to October 31, 2010 reflects a higher level of accrued performance awards based on the improved consolidated operating results and such accrued expenses related to the fiscal 2011 acquisitions.

The total customer rebates and credits deducted within net sales for the fiscal years ended October 31, 2011, 2010 and 2009 was $8,696,000, $8,866,000 and $8,315,000, respectively.

Other Long-Term Assets and Liabilities

The Company provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and directors fees, as applicable, on a pre-tax basis through the HEICO Corporation Leadership Compensation Plan ("LCP"), a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The Company matches 50% of the first 6% of base salary deferred by each participant. Director fees that would otherwise be payable in Company common stock may be deferred into the Plan, and, when distributable, are distributed in actual shares of Company common stock. The Plan does not provide for diversification of a director's assets allocated to Company common stock. The deferred compensation obligation associated with Company common stock is recorded as a component of shareholders' equity at cost and subsequent changes in fair value are not reflected in operations or shareholders' equity of the Company. Further, while the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the Plan charged to income in fiscal 2011, 2010 and 2009 totaled $3,612,000, $2,862,000 and $2,195,000, respectively. The aggregate liabilities of the LCP were $26,678,000 and $22,223,000 as of October 31, 2011 and 2010, respectively, and are classified within other long-term liabilities in the Company's Consolidated Balance Sheets. The assets of the LCP, totaling $26,992,000 and $22,604,000 as of October 31, 2011 and 2010, respectively, are classified within other assets and principally represent cash surrender values of life insurance policies that are held within an irrevocable trust that may be used to satisfy the obligations under the LCP.

Other long-term liabilities also includes deferred compensation of $4,095,000 and $4,283,000 as of October 31, 2011 and 2010, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan, which equaled the deferred compensation liability as of October 31, 2011 and 2010, respectively, are held within an irrevocable trust and classified within other assets in the Company's Consolidated Balance Sheets. Additional information regarding the assets of this deferred compensation plan and the LCP may be found in Note 7, Fair Value Measurements.

NOTE 4. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has two operating segments: the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG"). Changes in the carrying amount of goodwill during fiscal 2011 and 2010 by operating segment are as follows:

	Segment		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2009	$ 188,459,000	$ 176,784,000	$ 365,243,000
Goodwill acquired	—	12,920,000	12,920,000
Accrued additional purchase consideration	—	4,104,000	4,104,000
Adjustments to goodwill	—	1,960,000	1,960,000
Foreign currency translation adjustments	—	789,000	789,000
Balances as of October 31, 2010	188,459,000	196,557,000	385,016,000
Goodwill acquired	3,898,000	45,070,000	48,968,000
Accrued additional purchase consideration	—	4,849,000	4,849,000
Adjustments to goodwill	—	2,480,000	2,480,000
Foreign currency translation adjustments	—	2,089,000	2,089,000
Balances as of October 31, 2011	$ 192,357,000	$ 251,045,000	$ 443,402,000

The goodwill acquired during fiscal 2011 and 2010 relates to the acquisitions consummated in those respective years as described in Note 2, Acquisitions. Goodwill acquired represents the residual value after the allocation of the total consideration to the tangible and identifiable intangible assets acquired and liabilities assumed. The adjustments to goodwill during fiscal 2011 and 2010 principally represent additional purchase consideration paid relating to prior year acquisitions for which the earnings objectives were met in fiscal 2011 and 2010, respectively, and any adjustments to such purchase consideration accrued as of the end of the prior fiscal year. The accrued additional purchase consideration recognized in fiscal 2011 and 2010 is the result of a subsidiary of the ETG meeting certain earnings objectives in those respective fiscal years. See Note 2 and Note 16, Commitments and Contingencies, for additional information regarding additional contingent purchase consideration. The foreign currency translation adjustment reflects unrealized translation gains on the goodwill recognized in connection with foreign subsidiaries. Foreign currency translation adjustments are included in other comprehensive income in the Company's Consolidated Statements of Shareholders' Equity and Comprehensive Income. The Company estimates that approximately $57 million and $19 million of the goodwill recognized in fiscal 2011 and 2010, respectively, will be deductible for income tax purposes. Based on the annual test for goodwill impairment as of October 31, 2011, the Company determined there is no impairment of its goodwill as the fair value of each of the Company's reporting units significantly exceeded their carrying value.

Identifiable intangible assets consist of:

	As of October 31, 2011			As of October 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$ 51,934,000	$ (18,085,000)	$ 33,849,000	$ 37,338,000	$ (12,142,000)	$ 25,196,000
Intellectual property	18,493,000	(2,236,000)	16,257,000	7,281,000	(1,372,000)	5,909,000
Licenses	2,900,000	(854,000)	2,046,000	1,000,000	(621,000)	379,000
Non-compete agreements	1,364,000	(1,203,000)	161,000	1,170,000	(1,019,000)	151,000
Patents	576,000	(313,000)	263,000	554,000	(270,000)	284,000
Trade names	569,000	(224,000)	345,000	569,000	(112,000)	457,000
	75,836,000	(22,915,000)	52,921,000	47,912,000	(15,536,000)	32,376,000
Non-Amortizing Assets:						
Trade names	25,236,000	—	25,236,000	17,111,000	—	17,111,000
	$ 101,072,000	$ (22,915,000)	$ 78,157,000	$ 65,023,000	$ (15,536,000)	$ 49,487,000

The increase in the gross carrying amount of customer relationships, intellectual property, licenses, non-compete agreements and non-amortizing trade names as of October 31, 2011 compared to October 31, 2010 principally relates to such intangible assets recognized in connection with acquisitions made during fiscal 2011 (see Note 2, Acquisitions), partially offset by any impairment related write-downs referenced below. Included within the acquired intellectual property ("IPR&D") is $518,000 of in process research and development. The acquired IPR&D will not be amortized until completion of the related products as it was determined that the underlying projects had not reached technological feasibility as of the date of acquisition.

The increase in the gross carrying amount of customer relationships and intellectual property recognized in connection with the fiscal 2011 acquisitions was partially offset by a write-down to fair value of certain other such intangible assets. During fiscal 2011, the Company recognized impairment losses of approximately $4.3 million, $.5 million and $.2 million from the write-down of certain customer relationships, intellectual property and trade names, respectively. During fiscal 2010, the Company recognized impairment losses of approximately $1.1 million and $.3 million from the write-down of certain customer relationships and trade names, respectively. The impairment losses recognized in both fiscal years were within the ETG and due to reductions in the future cash flows associated with such intangible assets. The impairment losses pertaining to customer relationships and trade names were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statement of Operations and the impairment losses pertaining to intellectual property were recorded as a component of cost of goods sold.

The weighted average amortization period of the customer relationships, intellectual property, licenses and non-compete agreements acquired during fiscal 2011 is 8 years, 10 years, 10 years and 2 years, respectively.

Amortization expense of other intangible assets was $7,561,000, $6,795,000 and $4,499,000 for the fiscal years ended October 31, 2011, 2010 and 2009, respectively. Amortization expense for each of the next five fiscal years and thereafter is estimated to be $9,167,000 in fiscal 2012, $8,432,000 in fiscal 2013, $7,902,000 in fiscal 2014, $6,517,000 in fiscal 2015, $5,280,000 in fiscal 2016 and $15,623,000 thereafter.

NOTE 5. LONG-TERM DEBT

As of October 31,	2011	2010
Borrowings under revolving credit facility	$ 36,000,000	$ 14,000,000
Capital leases and notes payable	4,158,000	221,000
	40,158,000	14,221,000
Less: Current maturities of long-term debt	(335,000)	(148,000)
	$ 39,823,000	$ 14,073,000

As of October 31, 2011, the aggregate amount of long-term debt, excluding capital leases, will mature within the next two fiscal years with $43,000 in fiscal 2012 and $36,053,000 in fiscal 2013.

Capital Lease Obligation

In connection with the acquisition of 3D, the Company assumed a capital lease for a manufacturing facility and related property in France. The lease contains a bargain purchase option and has a twelve-year term, which began in February 2011. The estimated future minimum lease payments for the next five fiscal years and thereafter are as follows:

Year ending October 31,	
2012	$ 455,000
2013	455,000
2014	455,000
2015	455,000
2016	455,000
Thereafter	2,790,000
Total minimum lease payments	5,065,000
Less: amount representing interest	(1,003,000)
Present value of minimum lease payments	$ 4,062,000

Revolving Credit Facility

In May 2008, the Company amended its revolving credit facility by entering into a $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which matures in May 2013. Under certain circumstances, the maturity may be extended for two one-year periods. The Credit Facility also includes a feature that will allow the Company to increase the Credit Facility, at its option, up to $500 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, noncontrolling interests and non-cash charges, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings range from .625% to 2.25%. The applicable margins for Base Rate borrowings range from .125% to .35%. The Credit Facility also includes a $50 million sublimit for borrowings made in euros, a $30 million sublimit for letters of credit and a $20 million swingline sublimit. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event the Company's leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of the Company's subsidiaries.

As of October 31, 2011 and 2010, the Company had a total of $36 million and $14 million, respectively, borrowed under its revolving credit facility at a weighted average interest rate of .9% as of each period. The amounts were primarily borrowed to fund acquisitions (see Note 2, Acquisitions) as well as for working capital and general corporate purposes. The revolving credit facility contains both financial and non-financial covenants. As of October 31, 2011, the Company was in compliance with all such covenants.

In December 2011, the Company entered into a $670 million Revolving Credit Agreement with a bank syndicate, which matures in December 2016 and replaces the current Credit Facility (see Note 18, Subsequent Events, for additional information).

NOTE 6. INCOME TAXES

The components of the provision for income taxes on income before income taxes and noncontrolling interests are as follows:

Year ended October 31,	2011	2010	2009
Current:			
Federal	$ 38,002,000	$ 29,180,000	$ 25,920,000
State	4,008,000	4,659,000	3,890,000
Foreign	861,000	1,044,000	841,000
	42,871,000	34,883,000	30,651,000
Deferred	29,000	1,817,000	(2,651,000)
Total income tax expense	$ 42,900,000	$ 36,700,000	$ 28,000,000

A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

Year ended October 31,	2011	2010	2009
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	1.8	3.2	2.5
Net tax benefit on noncontrolling interests' share of income	(2.5)	(2.6)	(2.7)
Net tax benefit on qualified research and development activities	(2.7)	(1.0)	(2.9)
Net tax benefit on qualified domestic production activities	(1.0)	(.8)	(.6)
Other, net	.4	(.1)	.6
Effective tax rate	31.0%	33.7%	31.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset. Significant components of the Company's deferred tax assets and liabilities are as follows:

As of October 31,	2011	2010
Deferred tax assets:		
Inventories	$ 15,581,000	$ 14,196,000
Deferred compensation liability	11,708,000	9,969,000
Foreign R&D carryforward and credit	3,277,000	2,788,000
Bonus accrual	2,373,000	1,568,000
Stock option compensation	1,947,000	1,068,000
Capital lease obligation	1,354,000	—
Allowance for doubtful accounts receivable	973,000	896,000
Vacation accrual	877,000	769,000
Warranty reserve	793,000	541,000
Net operating loss carryforward of acquired business	661,000	1,395,000
Customer rebates accrual	616,000	558,000
Other	2,325,000	1,323,000
Total deferred tax assets	42,485,000	35,071,000
Deferred tax liabilities:		
Intangible asset amortization	68,601,000	55,750,000
Accelerated depreciation	4,942,000	3,044,000
Software development costs	2,127,000	1,905,000
Other	1,054,000	773,000
Total deferred tax liabilities	76,724,000	61,472,000
Net deferred tax liability	$ (34,239,000)	$ (26,401,000)

The net deferred tax liability is classified in the Company's Consolidated Balance Sheets as follows:

As of October 31,	2011	2010
Current asset	$ 22,286,000	$ 18,907,000
Long-term asset	2,374,000	—
Long-term liability	58,899,000	45,308,000
Net deferred tax liability	$ (34,239,000)	$ (26,401,000)

The increase in the Company's net deferred tax liability from \$26.4 million as of October 31, 2010 to \$34.2 million as of October 31, 2011 is principally related to the deferred tax liabilities recognized in connection with the acquisition of 3D (see Note 2, Acquisitions).

As of October 31, 2011 and 2010, the Company's liability for gross unrecognized tax benefits related to uncertain tax positions was \$1,834,000 and \$2,306,000, respectively, of which \$1,491,000 and \$1,927,000, respectively, would decrease the Company's income tax expense and effective income tax rate if the tax benefits were recognized.

A reconciliation of the activity related to the liability for gross unrecognized tax benefits during the fiscal years ended October 31, 2011 and 2010 is as follows:

Year ended October 31,	2011	2010
Balances as of beginning of year	$ 2,306,000	$ 3,328,000
Increases related to prior year tax positions	50,000	46,000
Decreases related to prior year tax positions	(482,000)	(1,229,000)
Increases related to current year tax positions	393,000	551,000
Settlements	(56,000)	(31,000)
Lapse of statutes of limitations	(377,000)	(359,000)
Balances as of end of year	$ 1,834,000	$ 2,306,000

The Company's net liability for unrecognized tax benefits was $1,784,000 as of October 31, 2011, including $217,000 of interest and $152,000 of penalties and net of $419,000 in related deferred tax assets. During the fiscal year ended October 31, 2011, the Company accrued interest of $21,000 and penalties of $18,000 related to the unrecognized tax benefits noted above.

In December 2010, Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," was retroactively extended for two years to cover the period from January 1, 2010 to December 31, 2011. As a result, the Company recognized an income tax credit for qualified research and development activities for the last ten months of fiscal 2010 in the first quarter of fiscal 2011. The tax credit, net of expenses, increased net income attributable to HEICO by approximately $.8 million in fiscal 2011. The Company also filed its fiscal 2010 U.S. federal and state tax returns and amended certain prior year state tax returns during the third quarter of fiscal 2011. As a result, the Company recognized an aggregate benefit from tax related items, which increased net income attributable to HEICO by approximately $2.0 million, net of expenses, in fiscal 2011 principally from state income apportionment updates ($.9 million), higher research and development tax credits ($.9 million) and other prior year tax return to accrual adjustments ($.2 million). The state income apportionment related benefit principally reflects a change to the applicable methodology for apportioning income to certain states in the fiscal 2010 and amended returns. The higher research and development tax credits reflect the finalization of a study of qualifying fiscal 2010 research and development activities and reduction in the liability for gross unrecognized research and development related tax positions due to both lapses of statutes of limitations and the conclusion of a foreign research and development tax credit audit.

The $1,022,000 decrease in the liability during fiscal 2010 was principally related to the finalization of a study of qualifying research and development activities used to prepare the Company's fiscal 2009 U.S. federal and state income tax returns and the settlement of the California Franchise Tax Board examination of the income tax credit claimed for qualified research and development activities on the Company's state of California filings for fiscal years 2001 through 2005. The decrease in the liability reduced the Company's income tax expense by $932,000.

The Company files income tax returns in the United States ("U.S.") federal jurisdiction and in multiple state jurisdictions. The Company is also subject to income taxes in certain jurisdictions outside the U.S., none of which are individually material to the accompanying consolidated financial statements. Generally, the Company is no longer subject to U.S. federal or state examinations by tax authorities for fiscal years prior to 2008.

The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, lapse of applicable statutes of limitations and the recognition and measurement criteria under the guidance related to accounting for uncertainty in income taxes. The Company is unable to estimate what this change could be within the next twelve months, but does not believe it would be material to its consolidated financial statements.

NOTE 7. FAIR VALUE MEASUREMENTS

The following tables set forth by level within the fair value hierarchy, the Company's assets and liabilities that were measured at fair value on a recurring basis:

	As of October 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plans:				
Corporate owned life insurance	$ —	$ 26,989,000	$ —	$ 26,989,000
Equity securities	1,150,000	—	—	1,150,000
Money market funds and cash	920,000	—	—	920,000
Mutual funds	1,004,000	—	—	1,004,000
Other	—	451,000	573,000	1,024,000
Total assets	$ 3,074,000	$ 27,440,000	$ 573,000	$ 31,087,000
Liabilities	$ —	$ —	$ —	$ —

	As of October 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plans:				
Corporate owned life insurance	$ —	$ 22,908,000	$ —	$ 22,908,000
Equity securities	1,267,000	—	—	1,267,000
Money market funds and cash	1,165,000	—	—	1,165,000
Mutual funds	1,002,000	—	—	1,002,000
Other	—	545,000	—	545,000
Total assets	$ 3,434,000	$ 23,453,000	$ —	$ 26,887,000
Liabilities:				
Contingent consideration	$ —	$ —	$ 1,150,000	$ 1,150,000

The Company maintains two non-qualified deferred compensation plans. The assets of the HEICO Corporation Leadership Compensation Plan (the "LCP") principally represent cash surrender values of life insurance policies, which derive their fair values from investments in mutual funds that are managed by an insurance company and are classified within Level 2 and are valued using a market approach. Certain other assets of the LCP represent investments in money market funds that are classified within Level 1. The majority of the assets of the Company's other deferred compensation plan are principally invested in equity securities, mutual funds and money market funds that are classified within Level 1. A portion of the assets within the other deferred compensation plan is currently invested in a fund that invests in future and forward contracts; most of which are privately negotiated with counterparties without going through a public exchange, and that use trading methods that are proprietary and confidential. These assets are therefore classified within Level 3 and are valued using a market approach with corresponding gains and losses reported within other income in the Company's Consolidated Statement of Operations. The assets of both plans are held within irrevocable trusts and classified within other assets in the Company's Consolidated Balance Sheets. The related liabilities of the two deferred compensation plans are included within other long-term liabilities in the Company's Consolidated Balance Sheets and have an aggregate value of $30,773,000 as of October 31, 2011 and $26,506,000 as of October 31, 2010.

Notes to Consolidated Financial Statements

Changes in the Company's assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) for the fiscal years ended October 31, 2011 and 2010 are as follows:

	Assets	Liabilities
Balances as of October 31, 2009	$ —	$ —
Contingent consideration related to acquisition	—	1,150,000
Balances as of October 31, 2010	—	1,150,000
Reduction in value of contingent consideration	—	(1,150,000)
Purchases	550,000	—
Total unrealized gains	23,000	—
Balances as of October 31, 2011	$ 573,000	$ —

The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2011.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2010, the Company may have been obligated to pay contingent consideration of up to $2,000,000 in fiscal 2013 should the acquired entity meet certain earnings objectives during the second and third years following the acquisition. As of the acquisition date, the Company recorded $1,150,000 as the fair value of the contingent consideration, which was determined using a discounted cash flow model and probability adjusted internal estimates of the subsidiary's future earnings and is classified in Level 3. Based on the Company's estimate that this contingent consideration had a fair value of $0 as of October 31, 2011, the $1,150,000 accrued additional purchase consideration was reversed with a corresponding reduction recorded to selling general and administrative expenses within the Company's Consolidated Statements of Operations. The fair value reduction was primarily attributed to a lower forecast of the subsidiary's future earnings relative to such projections as of the time of acquisition.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value as of October 31, 2011 due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair value due to its variable interest rates.

During fiscal 2011 and 2010, certain intangible assets within the ETG were measured at fair value on a nonrecurring basis, resulting in the recognition of impairment losses aggregating $5.0 million and $1.4 million, respectively (see Note 4, Goodwill and Other Intangible Assets). The fair value of each asset was determined using a discounted cash flow model and internal estimates of each asset's future cash flows.

The following table sets forth as of October 31, 2011 and 2010 the fair values of the Company's nonfinancial assets and liabilities that were measured at fair value on a nonrecurring basis, all of which are classified in Level 3, and related impairment losses recognized during fiscal 2011 and 2010:

	2011			2010		
	Carrying Amount	Impairment Loss	Fair Value (Level 3)	Carrying Amount	Impairment Loss	Fair Value (Level 3)
Assets:						
Customer relationships	$ 7,848,000	$(4,351,000)	$ 3,497,000	$ 1,871,000	$(1,080,000)	$ 791,000
Intellectual property	2,369,000	(459,000)	1,910,000	20,000	(20,000)	—
Trade names	3,400,000	(177,000)	3,223,000	1,937,000	(330,000)	1,607,000
Other intangible assets	—	—	—	8,000	(8,000)	—
Impairment of intangible assets		$(4,987,000)			$(1,438,000)	

NOTE 8. SHAREHOLDERS' EQUITY

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a Shareholder Rights Agreement (the "2003 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as the "Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquirer pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Stock Splits

In March of 2011 and 2010, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock splits were effected as of April 26, 2011 and April 27, 2010, respectively, in the form of a 25% stock dividend distributed to shareholders of record as of April 15, 2011 and April 16, 2010, respectively. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock splits.

Share Repurchases

In accordance with the Company's share repurchase program, 302,713 shares of Class A Common Stock were repurchased at a total cost of $3.9 million and 288,281 shares of Common Stock were repurchased at a total cost of $4.2 million during the second quarter of 2009.

In March 2009, the Company's Board of Directors approved an increase in the Company's share repurchase program by an aggregate 1,562,500 shares of either or both Class A Common Stock and Common Stock, bringing the total authorized for future purchase to 1,601,160 shares.

During fiscal 2011, the Company repurchased an aggregate 268,842 shares of Common Stock at a total cost of approximately $13.6 million and an aggregate 22,299 shares of Class A Common Stock at a total cost of approximately $.7 million. During fiscal 2010, the Company repurchased an aggregate 21,971 shares of Common Stock at a total cost of $.6 million and an aggregate 3,266 shares of Class A Common Stock at a total cost of $.1 million. The transactions in fiscal 2011 and 2010 occurred as settlement for employee taxes due pertaining to exercises of non-qualified stock options and did not impact the number of shares authorized for future purchase under the Company's share repurchase program.

Notes to Consolidated Financial Statements

NOTE 9. STOCK OPTIONS

The Company currently has two stock option plans, the 2002 Stock Option Plan ("2002 Plan") and the Non-Qualified Stock Option Plan, under which stock options may be granted. The Company's 1993 Stock Option Plan ("1993 Plan") terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date; however, options outstanding as of the termination date may be exercised pursuant to their terms. In addition, the Company granted stock options in fiscal 2002 to a former shareholder of an acquired business pursuant to an employment agreement entered into in connection with the acquisition in fiscal 1999. A total of 3,184,409 shares of the Company's stock are reserved for issuance to employees, directors, officers and consultants as of October 31, 2011, including 1,851,194 shares currently under option and 1,333,215 shares available for future grants. Options issued under the 2002 Plan may be designated as incentive stock options or non-qualified stock options. Incentive stock options are granted with an exercise price of no less than fair market value of the Company's common stock as of date of grant and are exercisable in percentages specified as of the date of grant over a period up to ten years. Only employees are eligible to receive incentive stock options. Non-qualified stock options under the 2002 Plan may be immediately exercisable. The options granted pursuant to the 2002 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion. Options granted under the Non-Qualified Stock Option Plan may be granted with an exercise price of no less than the fair market value of the Company's common stock as of the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The stock options granted to a former shareholder of an acquired business were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. Options under all stock option plans expire no later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Grant	Shares Under Option	
		Shares	Weighted Average Exercise Price
Outstanding as of October 31, 2008	2,599,309	2,537,097	$ 6.29
Granted	(527,344)	527,344	$ 23.33
Exercised	—	(153,406)	$ 7.86
Outstanding as of October 31, 2009	2,071,965	2,911,035	$ 9.30
Granted	(265,625)	265,625	$ 32.69
Cancelled	—	(930)	$ 8.73
Exercised	—	(503,920)	$ 6.74
Outstanding as of October 31, 2010	1,806,340	2,671,810	$ 12.10
Granted	(473,125)	473,125	$ 40.31
Cancelled	—	(2,652)	$ 6.18
Exercised	—	(1,291,089)	$ 7.31
Outstanding as of October 31, 2011	1,333,215	1,851,194	$ 22.66

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2011 is as follows:

	Options Outstanding			
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	954,975	$ 27.82	7.2	$ 27,881,189
Class A Common Stock	896,219	$ 17.15	5.3	19,856,466
	1,851,194	$ 22.66	6.3	$ 47,737,655

	Options Exercisable			
	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	367,475	$ 14.71	4.4	$ 15,547,539
Class A Common Stock	481,687	$ 6.52	2.2	15,792,217
	849,162	$ 10.07	3.1	$ 31,339,756

Information concerning stock options exercised is as follows:

Year ended October 31,	2011	2010	2009
Cash proceeds from stock option exercises	$ 2,167,000	$ 1,815,000	$ 1,207,000
Tax benefit realized from stock option exercises	7,703,000	951,000	1,890,000
Intrinsic value of stock option exercises	48,952,000	10,379,000	1,586,000

Net income attributable to HEICO for the fiscal years ended October 31, 2011, 2010 and 2009 includes compensation expense of $2,647,000, $1,353,000 and $181,000, respectively, and an income tax benefit of $1,003,000, $516,000 and $64,000, respectively, related to the Company's stock options. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations. As of October 31, 2011, there was $15,017,000 of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 4.2 years. The total fair value of stock options that vested in 2011, 2010 and 2009 was $2,130,000, $1,212,000 and $14,000, respectively. If there were a change in control of the Company, all of the unvested options outstanding as of October 31, 2011 would become immediately exercisable.

For the fiscal years ended October 31, 2011, 2010 and 2009, the excess tax benefit resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised was $6,346,000, $669,000 and $1,573,000, respectively, and is presented as a financing activity in the Company's Consolidated Statements of Cash Flows.

The weighted-average fair values of stock options granted are as follows:

Year ended October 31,	2011	2010	2009
Common Stock	$ 22.93	$ 17.85	$ 13.43
Class A Common Stock	$ 14.45	$ 8.90	$ 8.61

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for the fiscal years ended October 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	41.17%	38.92%	42.01%	39.57%	44.13%	39.44%
Risk-free interest rate	1.64%	2.74%	2.45%	3.02%	3.22%	2.80%
Dividend yield	.26%	.33%	.27%	.33%	.25%	.33%
Forfeiture rate	.00%	.00%	.00%	.00%	.00%	.00%
Expected option life (years)	9	7	9	7	9	6

NOTE 10. RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the "Plan") under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 25% or 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The Employer Matching Contribution may be contributed to the Plan in the form of the Company's common stock or cash, as determined by the Company. The Company's match of a portion of a participant's contribution is invested in Company common stock and is based on the fair value of the shares as of the date of contribution. The Plan also provides that the Company may contribute to the Plan additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions cannot be invested in Company common stock.

Notes to Consolidated Financial Statements

Participants receive 100% vesting of employee contributions and cash dividends received on Company common stock. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the Plan charged to income in fiscal 2011, 2010 and 2009 totaled $24,000, $20,000 and $40,000, respectively. Company contributions are made with the use of forfeited shares within the Plan. As of October 31, 2011, the Plan held approximately 33,000 forfeited shares of Common Stock and 54,000 forfeited shares of Class A Common Stock, which are available to make future Company contributions.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets and expenses of this plan as of October 31, 2011, 2010 and 2009 were not material to the financial position or results of operations of the Company. The projected benefit obligation of this plan was $353,000 and $409,000 as of October 31, 2011 and 2010, respectively, and is classified within other long-term liabilities in the Company's Consolidated Balance Sheets.

NOTE 11. RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2011, 2010 and 2009 include approximately $25.4 million, $22.7 million and $19.7 million, respectively, of new product research and development expenses.

NOTE 12. REDEEMABLE NONCONTROLLING INTERESTS

The holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing the Company to purchase their equity interests in fiscal 2012 through fiscal 2018. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for their equity interests (the "Redemption Amount") be at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. As of October 31, 2011, management's estimate of the aggregate Redemption Amount of all Put Rights that the Company would be required to pay is approximately $65 million. The actual Redemption Amount will likely be different. The aggregate Redemption Amount of all Put Rights was determined using probability adjusted internal estimates of future earnings of the Company's subsidiaries with Put Rights while considering the actual or earliest exercise date, the measurement period and any applicable fair value adjustments. The portion of the estimated Redemption Amount as of October 31, 2011 redeemable at fair value is approximately $34 million and the portion redeemable based solely on a multiple of future earnings is approximately $31 million.

The portion of adjustments to the redemption amount of redeemable noncontrolling interests determined to be in excess of fair value was $102,000 in fiscal 2010, which affects the calculation of basic and diluted net income per share attributable to HEICO shareholders. During fiscal 2011, $70,000 of the fiscal 2010 excess was paid as part of the acquisition of redeemable noncontrolling interests and the remainder was adjusted down by $19,000 such that the portion of adjustments to the redemption amount of redeemable noncontrolling interests determined to be in excess of fair value was $13,000 as of October 31, 2011. No portion of the fiscal 2009 adjustments to the redemption amount of redeemable noncontrolling interests was determined to be in excess of fair value. See Note 13, Net Income per Share Attributable to HEICO Shareholders.

A summary of the put and call rights associated with the redeemable noncontrolling interests in certain of the Company's subsidiaries and transactions involving redeemable noncontrolling interests during fiscal 2011, 2010 and 2009 is as follows:

As part of the agreement to acquire an 80.1% interest in a subsidiary by the ETG in fiscal 2004, the noncontrolling interest holders currently have the right to cause the Company to purchase their interests over a four-year period ending in fiscal 2015 and the Company has the right to purchase the noncontrolling interests over a five-year period beginning in fiscal 2015, or sooner under certain conditions.

Pursuant to the purchase agreement related to the acquisition of an 85% interest in a subsidiary by the ETG in fiscal 2005, certain noncontrolling interest holders exercised their option during fiscal 2007 to cause the Company to purchase their aggregate 3% interest over a four-year period that ended in fiscal 2010. Pursuant to this same purchase agreement, certain other noncontrolling interest holders exercised their option during fiscal 2009 to cause the Company to purchase their aggregate 10.5% interest over a four-year period ending in fiscal 2012. Accordingly, the Company increased its ownership interest in the subsidiary by an aggregate 10.9% to 95.9% effective April 2011. Further, the remaining noncontrolling interest holders currently have the right to cause the Company to purchase their 1.5% interest over a four-year period ending in fiscal 2015.

Pursuant to the purchase agreement related to the acquisition of a 51% interest in a subsidiary by the FSG in fiscal 2006, the noncontrolling interest holders exercised their option during fiscal 2008 to cause the Company to purchase an aggregate 28% interest over a four-year period ending in fiscal 2011. Accordingly, the Company increased its ownership interest in the subsidiary by 7% effective April 2008, by 14% effective December 2008, and by 7% effective February 2011. Pursuant to this same purchase agreement, certain other noncontrolling interest holders exercised their option during fiscal 2011 to cause the Company to purchase their aggregate 1% interest in the subsidiary effective February 2011. Accordingly, the Company increased its ownership interest in the subsidiary by an aggregate 29% to 80% effective February 2011. Further, the Company has the right to purchase the remaining 20% of the equity interests of the subsidiary over a three-year period beginning in fiscal 2012, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

As part of the agreement to acquire an 80.1% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase the noncontrolling interests over a four-year period beginning in fiscal 2014, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

As part of the agreement to acquire an 80.1% interest in a subsidiary by the FSG in fiscal 2008, the Company has the right to purchase the noncontrolling interests over a five-year period beginning in fiscal 2014, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period. In May 2010, the Company, through the FSG, acquired an additional 2.2% equity interest in the subsidiary, which increased the Company's ownership interest to 82.3%. The additional equity interest acquired was pursuant to an amendment to the original agreement which does not affect the put/call provisions pertaining to the remaining noncontrolling interests.

During the first quarter of fiscal 2009, the Company, through HEICO Aerospace, acquired the remaining 10% equity interest in one of its subsidiaries, which increased the Company's ownership interest to 100% effective October 31, 2008.

As part of an agreement to acquire an 82.5% interest in a subsidiary by the ETG in fiscal 2009, the Company has the right to purchase the noncontrolling interests beginning in fiscal 2014, or sooner under certain conditions, and the noncontrolling interest holder has the right to cause the Company to purchase the same equity interests over the same period.

As discussed in Note 2, Acquisitions, the Company entered into an agreement to acquire an 80.1% interest in a subsidiary by the FSG in December 2010. As part of the agreement, the Company has the right to purchase the noncontrolling interests over a two-year period beginning in fiscal 2015, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

The purchase prices of the redeemable noncontrolling interests acquired in fiscal 2011 and 2010 were paid using cash provided by operating activities. The purchase prices of the redeemable noncontrolling interests acquired in fiscal 2009 were principally paid in cash using proceeds from the Company's revolving credit facility. The aggregate cost of the redeemable noncontrolling interests acquired was $7.2 million, $.8 million and $11.3 million in fiscal 2011, 2010 and 2009, respectively.

NOTE 13. NET INCOME PER SHARE ATTRIBUTABLE TO HEICO SHAREHOLDERS

The computation of basic and diluted net income per share attributable to HEICO shareholders is as follows:

Year ended October 31,	2011	2010	2009
Numerator:			
Net income attributable to HEICO	$ 72,820,000	$ 54,938,000	$ 44,626,000
Adjustments to redemption amount of redeemable noncontrolling interests (see Note 12)	19,000	(102,000)	—
Net income attributable to HEICO, as adjusted	$ 72,839,000	$ 54,836,000	$ 44,626,000
Denominator:			
Weighted average common shares outstanding - basic	41,632,074	41,040,635	40,944,999
Effect of dilutive stock options	869,178	1,172,903	1,280,050
Weighted average common shares outstanding - diluted	42,501,252	42,213,538	42,225,049
Net income per share attributable to HEICO shareholders:			
Basic	$1.75	$1.34	$1.09
Diluted	$1.71	$1.30	$1.06
Anti-dilutive stock options excluded	384,844	519,531	134,830

NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2011	$ 174,219,000	$ 184,486,000	$ 197,267,000	$ 208,919,000
2010	$ 135,535,000	$ 153,845,000	$ 158,270,000	$ 169,370,000
Gross profit:				
2011	$ 63,926,000	$ 66,371,000	$ 69,825,000	$ 74,319,000
2010	$ 50,120,000	$ 53,626,000	$ 57,553,000	$ 61,048,000
Net income from consolidated operations:				
2011	$ 22,523,000	$ 22,126,000	$ 26,392,000	$ 24,412,000
2010	$ 16,030,000	$ 16,908,000	$ 19,526,000	$ 19,891,000
Net income attributable to HEICO:				
2011	$ 17,074,000	$ 16,830,000	$ 20,402,000	$ 18,514,000
2010	$ 11,793,000	$ 12,573,000	$ 14,930,000	$ 15,642,000
Net income per share attributable to HEICO:				
Basic:				
2011	$ .41	$ .40	$ .49	$ .44
2010	$ .29	$ .31	$ .36	$ .38
Diluted:				
2011	$ .40	$ .40	$ .48	$ .44
2010	$ .28	$ .30	$ .35	$ .37

In the first quarter of fiscal 2011, the Company recognized an income tax credit for qualified research and development activities for the last ten months of fiscal 2010 upon the retroactive extension in December 2010 of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," to cover the period from January 1, 2010 to December 31, 2011. The tax credit, net of expenses, increased net income attributable to HEICO by $797,000, or $.02 per basic and diluted share.

During the third quarter of fiscal 2011, the Company filed its fiscal 2010 U.S. federal and state tax returns and amended certain prior year state tax returns. As a result, the Company recognized an aggregate benefit, which increased net income attributable to HEICO by $2,035,000, or $.05 per basic and diluted share, net of expenses, principally from state income apportionment updates and higher research and development tax credits.

During the fourth quarter of fiscal 2011, the Company recorded impairment losses related to the write-down of certain intangible assets to their estimated fair values that was partially offset by a reduction in the value of contingent consideration related to a prior year acquisition, which decreased net income attributable to HEICO by $2,394,000, or $.06 per basic and diluted share, in aggregate.

During the fourth quarter of fiscal 2010, the Company recorded impairment losses related to the write-down of certain intangible assets to their estimated fair values, which decreased net income attributable to HEICO by $713,000, or $.02 per diluted share, in aggregate.

Due to changes in the average number of common shares outstanding, net income per share attributable to HEICO for the full fiscal year may not equal the sum of the four individual quarters.

NOTE 15. OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG"), consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Flight Support Group designs, manufactures, repairs, overhauls and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the FAA. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government. The Electronic Technologies Group designs and manufactures electronic, microwave, and electro-optical equipment and components, three-dimensional microelectronic and stacked memory products, high-speed interface products, high voltage interconnection devices, high voltage advanced power electronics products, power conversion products, underwater locator beacons and traveling wave tube amplifiers primarily for the aviation, defense, space, medical, telecommunication and electronic industries.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Management evaluates segment performance based on segment operating income.

Information on the Company's two operating segments, the FSG and the ETG, for each of the last three fiscal years ended October 31 is as follows:

	Segment		Other, Primarily Corporate and Intersegment	Consolidated Totals
	FSG	ETG		
Year ended October 31, 2011:				
Net sales	$ 539,563,000	$ 227,771,000	$ (2,443,000)	$ 764,891,000
Depreciation and amortization	10,661,000	7,502,000	380,000	18,543,000
Operating income	95,001,000	59,465,000	(16,035,000)	138,431,000
Capital expenditures	6,866,000	2,543,000	37,000	9,446,000
Total assets	458,624,000	429,869,000	52,576,000	941,069,000
Year ended October 31, 2010:				
Net sales	$ 412,337,000	$ 205,648,000	$ (965,000)	$ 617,020,000
Depreciation and amortization	9,899,000	7,308,000	390,000	17,597,000
Operating income	67,896,000	56,126,000	(14,849,000)	109,173,000
Capital expenditures	7,343,000	1,502,000	32,000	8,877,000
Total assets	410,666,000	328,577,000	42,400,000	781,643,000
Year ended October 31, 2009:				
Net sales	$ 395,423,000	$ 143,372,000	$ (499,000)	$ 538,296,000
Depreciation and amortization	9,801,000	4,728,000	438,000	14,967,000
Operating income	60,003,000	39,981,000	(11,729,000)	88,255,000
Capital expenditures	8,518,000	1,670,000	65,000	10,253,000
Total assets	414,030,000	285,602,000	33,278,000	732,910,000

Major Customer and Geographic Information

No one customer accounted for 10% or more of the Company's consolidated net sales during the last three fiscal years. The Company's net sales originating and long-lived assets held outside of the United States during each of the last three fiscal years were not material.

The Company markets its products and services in approximately 95 countries. The Company's net sales to any country other than the United States of America did not exceed 10% of consolidated net sales. Sales are attributed to countries based on the location of customers. The composition of the Company's net sales to customers located in the United States of America and to those in other countries for each of the last three fiscal years ended October 31 is as follows:

Year ended October 31,	2011	2010	2009
United States of America	$ 507,237,000	$ 423,916,000	$ 367,736,000
Other countries	257,654,000	193,104,000	170,560,000
Total	$ 764,891,000	$ 617,020,000	$ 538,296,000

NOTE 16. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Future minimum payments under non-cancelable operating leases for the next five fiscal years and thereafter are estimated to be as follows:

Year ending October 31,	
2012	$7,329,000
2013	5,564,000
2014	3,465,000
2015	3,265,000
2016	2,534,000
Thereafter	4,447,000
Total minimum lease commitments	$26,604,000

Total rent expense charged to operations for operating leases in fiscal 2011, 2010 and 2009 amounted to $7,632,000, $6,963,000 and $6,274,000, respectively.

Guarantees

The Company has arranged for a standby letter of credit for $1.5 million to meet the security requirement of its insurance company for potential workers' compensation claims, which is supported by the Company's revolving credit facility.

Product Warranty

Changes in the Company's product warranty liability in fiscal 2011 and 2010 are as follows:

Year ended October 31,	2011	2010
Balances as of beginning of year	$ 1,636,000	$ 1,022,000
Accruals for warranties	1,693,000	1,613,000
Warranty claims settled	(1,098,000)	(1,079,000)
Acquired warranty liabilities	—	80,000
Balances as of end of year	$ 2,231,000	$ 1,636,000

Additional Contingent Purchase Consideration

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, the Company may be obligated to pay additional purchase consideration of up to $10.1 million in fiscal 2012 should the subsidiary meet certain earnings objectives during the third year following the acquisition. Assuming the subsidiary performs over its respective future measurement period at the same earnings levels it performed in the comparable historical measurement period, the aggregate amount of such contingent purchase consideration that the Company would be required to pay is $10.1 million. The actual contingent purchase consideration may be different.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent purchase consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by the Company or providing future services to the Company. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, the Company may have been obligated to pay additional purchase consideration of up to 73 million Canadian dollars in aggregate, which translates to approximately $74 million U.S. dollars based on the October 31, 2011 exchange rate, should the subsidiary have met certain earnings objectives through June 2012. Assuming the subsidiary performs over the remaining future measurement period at the same earnings levels it performed in the comparable historical measurement period, the Company would not be required to pay any additional purchase consideration.

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material effect on the Company's results of operations, financial position or cash flows.

NOTE 17. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $125,000, $532,000 and $617,000 in fiscal 2011, 2010 and 2009, respectively. Cash paid for income taxes was $33,928,000, $37,300,000 and $30,209,000 in fiscal 2011, 2010 and 2009, respectively. Cash received from income tax refunds in fiscal 2011, 2010 and 2009 was $845,000, $3,031,000 and $5,398,000 respectively.

NOTE 18. SUBSEQUENT EVENTS

On November 22, 2011, the Company, through HEICO Electronic, acquired Switchcraft, Inc. ("Switchcraft") through the purchase of all of the stock of Switchcraft's parent company, Switchcraft Holdco, Inc. for approximately $143 million. The purchase price of this acquisition was paid in cash, principally using proceeds from the Company's revolving credit facility. Switchcraft is a leading designer and manufacturer of high performance, high reliability and harsh environment electronic connectors and other interconnect products. The Company is still in the process of allocating the purchase price of Switchcraft to the tangible and identifiable intangible assets acquired and liabilities assumed given the limited time since the acquisition date and expects to provide such information in its quarterly report on Form 10-Q for the three months ending January 31, 2012.

On December 14, 2011, the Company entered into a $670 million Revolving Credit Agreement ("New Credit Facility") with a bank syndicate, which matures in December 2016. Under certain circumstances, the maturity of the New Credit Facility may be extended for two one-year periods. The New Credit Facility also includes a feature that will allow the Company to increase the New Credit Facility by $130 million, at its option, to become an $800 million facility through increased commitments from existing lenders or the addition of new lenders. The New Credit Facility may be used for working capital and general corporate needs of the Company, including capital expenditures and to finance acquisitions. The New Credit Facility replaced the $300 million Second Amended and Restated Revolving Credit Agreement (as discussed in Note 5, Long-Term Debt).

Advances under the New Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, noncontrolling interests and non-cash charges, or "leverage ratio"). The Base Rate is the highest of (i) the Prime Rate; (ii) the Federal Funds rate plus .50% per annum; and (iii) the Adjusted LIBO Rate determined on a daily basis for an Interest Period of one month plus 1.00% per annum, as such capitalized terms are defined in the New Credit Facility. The applicable margins for LIBOR-based borrowings range from .75% to 2.25%. The applicable margins for Base Rate borrowings range from 0% to 1.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on the Company's leverage ratio). The New Credit Facility also includes a $50 million sublimit for borrowings made in foreign currencies, letters of credit and swingline borrowings. Outstanding principal, accrued and unpaid interest and other amounts payable under the New Credit Facility may be accelerated upon an event of default, as such events are described in the New Credit Facility. The New Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of a total leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event the Company's leverage ratio exceeds a specified level, the New Credit Facility would become secured by the capital stock owned in substantially all of the Company's subsidiaries.

Management's Annual Report on Internal Control Over Financial Reporting

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management believes that the Company's internal control over financial reporting is effective as of October 31, 2011.

On September 30, 2011, the Company acquired all of the outstanding capital stock of 3D Plus SA ("3D"). See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements, for additional information. As permitted by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition and management elected to exclude 3D from its assessment of internal control over financial reporting as of October 31, 2011. Total assets of 3D represented 10.7% of the Company's consolidated total assets as of October 31, 2011 and 3D's net sales represented .3% of the Company's consolidated net sales for the fiscal year ended October 31, 2011.

Deloitte & Touche LLP, an independent registered public accounting firm, audited the Company's consolidated financial statements for the year ended October 31, 2011 and issued their audit report. Deloitte & Touche LLP also issued their attestation report on management's internal control over financial reporting as of October 31, 2011. Both reports follow.

Executive Officer Certifications

HEICO Corporation has filed with the U.S. Securities and Exchange Commission as exhibits 31.1. and 31.2 to its Form 10-K for the year ended October 31, 2011, the required certifications of its Chief Executive Officer (CEO) and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act regarding the quality of its public disclosures. HEICO Corporation's CEO also has submitted to the New York Stock Exchange (NYSE) following the March 2011 annual meeting of shareholders, the annual CEO certification stating that he is not aware of any violation by HEICO Corporation of the NYSE's corporate governance listing standards. All Board of Directors Committee Charters, Corporate Governance Guidelines as well as HEICO's Code of Ethics and Business Conduct are located on HEICO's web site at www.heico.com.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended October 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HEICO Corporation and subsidiaries as of October 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 21, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 21, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the internal control over financial reporting of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in *Management's Annual Report on Internal Control Over Financial Reporting*, management excluded from its assessment the internal control over financial reporting at 3D Plus SA, which was acquired on September 30, 2011 and whose financial statements constitute 10.7% of total assets and .3% of net sales of the Company's consolidated financial statement amounts as of and for the year ended October 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at 3D Plus SA. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended October 31, 2011 of the Company and our report dated December 21, 2011 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 21, 2011

Market for Company's Common Equity and Related Stockholder Matters

Market Information

Our Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI," respectively. The following tables set forth, for the periods indicated, the high and low share prices for our Class A Common Stock and our Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods.

In March of 2011 and 2010, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock splits were effected as of April 26, 2011 and April 27, 2010, respectively, in the form of a 25% stock dividend distributed to shareholders of record as of April 15, 2011 and April 16, 2010, respectively. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock splits.

	Class A Common Stock		
	High	Low	Cash Dividends Per Share
Fiscal 2010:			
First Quarter	$ 23.66	$ 19.22	$ .038
Second Quarter	28.54	20.93	—
Third Quarter	27.38	20.62	.048
Fourth Quarter	29.98	20.19	—
Fiscal 2011:			
First Quarter	$ 34.28	$ 28.13	$ .048
Second Quarter	36.70	29.90	—
Third Quarter	41.72	33.30	.060
Fourth Quarter	40.73	28.06	—

As of December 16, 2011, there were 480 holders of record of our Class A Common Stock.

	Common Stock		
	High	Low	Cash Dividends Per Share
Fiscal 2010:			
First Quarter	$ 29.58	$ 23.66	$ .038
Second Quarter	36.29	26.30	—
Third Quarter	35.69	27.74	.048
Fourth Quarter	40.60	27.66	—
Fiscal 2011:			
First Quarter	$ 47.20	$ 38.39	$ .048
Second Quarter	51.02	41.94	—
Third Quarter	57.98	44.76	.060
Fourth Quarter	59.45	40.05	—

As of December 16, 2011, there were 513 holders of record of our Common Stock.

In addition, as of December 16, 2011, there were approximately 4,100 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 5,100 holders of both classes of common stock.

In December 2011, the Board of Directors declared a regular semi-annual cash dividend of $.06 per share payable in January 2012.

Market for Company's Common Equity and Related Stockholder Matters

Performance Graphs

The following graph and table compare the total return on $100 invested in HEICO Common Stock and HEICO Class A Common Stock with the total return of $100 invested in the New York Stock Exchange (NYSE) Composite Index and the Dow Jones U.S. Aerospace Index for the five-year period from October 31, 2006 through October 31, 2011. The NYSE Composite Index measures all common stock listed on the NYSE. The Dow Jones U.S. Aerospace Index is comprised of large companies which make aircraft, major weapons, radar and other defense equipment and systems as well as providers of satellites and spacecrafts used for defense purposes. The total returns include the reinvestment of cash dividends.

Comparison of Five-Year Cumulative Total Return


HEICO Common Stock
HEICO Class A Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
$300
$250
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011

	Cumulative Total Return as of October 31,					
	2006	2007	2008	2009	2010	2011
HEICO Common Stock[1]	$ 100.00	$ 150.36	$ 106.51	$ 105.62	$ 173.34	$ 248.73
HEICO Class A Common Stock[1]	100.00	144.83	94.12	103.89	156.91	208.23
NYSE Composite Index	100.00	117.51	69.07	76.80	85.62	86.19
Dow Jones U.S. Aerospace Index	100.00	132.04	79.51	89.45	122.27	131.29

(1) Information has been adjusted retrospectively for the 5-for-4 stock splits effected in April 2011 and 2010.

The following graph and table compare the total return on $100 invested in HEICO Common Stock since October 31, 1990 using the same indices shown on the five-year performance graph above. October 31, 1990 was the end of the first fiscal year following the date the current executive management team assumed leadership of the Company. No Class A Common Stock was outstanding as of October 31, 1990. As with the five-year performance graph, the total returns include the reinvestment of cash dividends.



Comparison of Twenty One-Year Cumulative Total Return
$7,000
$6,500
$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
HEICO Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11

	Cumulative Total Return as of October 31,						
	1990	1991	1992	1993	1994	1995	1996
HEICO Common Stock[1]	$ 100.00	$ 141.49	$ 158.35	$ 173.88	$ 123.41	$ 263.25	$ 430.02
NYSE Composite Index	100.00	130.31	138.76	156.09	155.68	186.32	225.37
Dow Jones U.S. Aerospace Index	100.00	130.67	122.00	158.36	176.11	252.00	341.65
	1997	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**
HEICO Common Stock[1]	$ 1,008.31	$1,448.99	$1,051.61	$ 809.50	$ 1,045.86	$ 670.39	$1,067.42
NYSE Composite Index	289.55	326.98	376.40	400.81	328.78	284.59	339.15
Dow Jones U.S. Aerospace Index	376.36	378.66	295.99	418.32	333.32	343.88	393.19
	2004	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**
HEICO Common Stock[1]	$ 1,366.57	$1,674.40	$2,846.48	$ 4,208.54	$ 2,872.01	$2,984.13	$4,722.20
NYSE Composite Index	380.91	423.05	499.42	586.87	344.96	383.57	427.61
Dow Jones U.S. Aerospace Index	478.49	579.77	757.97	1,000.84	602.66	678.00	926.75
	2011						
HEICO Common Stock[1]	$ 6,557.88						
NYSE Composite Index	430.46						
Dow Jones U.S. Aerospace Index	995.11						

(1) Information has been adjusted retrospectively to give effect to all stock dividends paid during the twenty one-year period.

Officers and Senior Leadership

Laurans A. Mendelson
Chairman of the Board of Directors and
Chief Executive Officer,
HEICO Corporation

Jeff Andrews
Vice President and General Manager,
Niacc-Avitech Technologies, Inc.

Nadim Bakhache
President,
EMD Technologies Incorporated

Keith Bandolik
President,
Switchcraft, Inc. and Conxall

Vaughn Barnes
President,
HEICO Specialty Products Group and
Thermal Structures, Inc.

Jeffrey S. Biederwolf
Senior Vice President,
HEICO Parts Group and
HEICO Repair Group

Russ Carlson
Vice President and General Manager -
Hardware & Accessories,
HEICO Parts Group

Vladimir Cervera
General Manager - Structures,
HEICO Repair Group - Miami

Barry Cohen
President and Founder,
Prime Air, LLC

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

John DeFries
President,
Essex X-Ray and Medical Equipment LTD

Jerry Goldlust
President and Founder,
HVT Group, Inc. and Dielectric Sciences, Inc.

Leon Gonzalez
Vice President and General Manager,
Sunshine Avionics LLC

Thomas A. Greenacre
President,
Dukane Seacom, Inc.

William S. Harlow
Vice President - Acquisitions,
HEICO Corporation

Walter Howard
Vice President and General Manager,
Aero Design, Inc.

John F. Hunter
Senior Vice President,
HEICO Parts Group and
HEICO Repair Group

Tung Hyunh
President and Co-Founder,
Lumina Power, Inc.

Thomas S. Irwin
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
Vice President and General Manager,
Jet Avion Corporation

Omar Lloret
Vice President and General Manager -
Accessories,
HEICO Repair Group - Miami

David A. Lowry
President and Co-Founder,
Engineering Design Team, Inc.

Patrick Markham
Vice President - Technical Services,
HEICO Parts Group

Pierre Maurice
President and Co-Founder,
3D-Plus SAS

Steve McHugh
Chief Operating Officer,
Electronic Technologies Group and
President and Co-Founder,
Santa Barbara Infrared, Inc.

Eric A. Mendelson
Co-President,
HEICO Corporation

Victor H. Mendelson
Co-President,
HEICO Corporation

Luis J. Morell
President,
HEICO Parts Group and
HEICO Repair Group

Michael Navon
President and Founder,
Blue Aerospace LLC

Dario Negrini
President,
Leader Tech, Inc.

Fred J. Ortiz
President,
dB Control Corp.

Joseph W. Pallot
General Counsel,
HEICO Corporation

Anish V. Patel
President,
Radiant Power Corp.

Jeffrey Perkins
Vice President and General Manager,
Seal Dynamics - Tampa

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Rex Reum
Vice President and General Manager,
Jetseal, Inc.

Eusebio Rey
General Manager - Accessories,
HEICO Repair Group - Miami

Thomas L. Ricketts
CEO and Co-Founder,
Connectronics Corp. and Wiremax

Troy J. Rodriguez
President and Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
Senior Vice President - Manufacturing,
HEICO Parts Group

Dr. Daniel M. Sable
President and Co-Founder,
VPT, Inc.

Val R. Shelley
Vice President - Strategy,
HEICO Corporation

David J. Susser
President,
HEICO Distribution Group and
Seal Dynamics LLC

Gregg Tuttle
Vice President and General Manager,
Future Aviation, Inc.

Steven Walker
Corporate Controller and
Assistant Treasurer,
HEICO Corporation

Nicholas "Tony" Wright
Vice President and General Manager -
Avionics,
HEICO Repair Group

Board of Directors

ADOLFO HENRIQUES
Vice Chairman, President & COO
Gibraltar Private Bank and Trust Company

SAMUEL L. HIGGINBOTTOM
retired Chairman, President and
Chief Executive Officer,
Rolls-Royce, Inc.

MARK H. HILDEBRANDT
Partner, Waldman, Feluren,
Hildebrandt & Trigoboff, P.A.

WOLFGANG MAYRHUBER
retired Chairman of the Executive Board
and Chief Executive Officer,
Deutsche Lufthansa AG
Chairman of the Supervisory Board,
Infineon Technologies AG

ERIC A. MENDELSON
Co-President,
HEICO Corporation

LAURANS A. MENDELSON
Chairman and
Chief Executive Officer,
HEICO Corporation

VICTOR H. MENDELSON
Co-President,
HEICO Corporation

DR. ALAN SCHRIESHEIM
retired Director,
Argonne National Laboratory

FRANK J. SCHWITTER
retired Partner,
Arthur Andersen LLP


Adolfo Henriques


Samuel L. Higginbottom


Mark H. Hildebrandt


Wolfgang Mayrhuber


Eric A. Mendelson


Laurans A. Mendelson


Victor H. Mendelson


Dr. Alan Schriesheim


Frank J. Schwitter



HEICO Corporation

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone: 954-987-4000
Facsimile: 954-987-8228
www.heico.com

Subsidiaries

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- Blue Aerospace LLC
- HEICO Parts Group
  - Aero Design, Inc.
  - Aircraft Technology, Inc.
  - DEC Technologies, Inc.
  - HEICO Aerospace Parts Corp.
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Repair Group
  - Future Aviation, Inc.
  - HEICO Component Repair Group - Miami
  - Inertial Airline Services, Inc.
  - Niacc-Avitech Technologies, Inc.
  - Prime Air, LLC and Prime Air Europe
  - Sunshine Avionics LLC
- HEICO Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.
- HEICO Distribution Group
  - Seal Dynamics LLC

HEICO Electronic Technologies Corp.
Miami, Florida
- 3D-Plus SAS
- Analog Modules, Inc.
- Connectronics Corp. and Wiremax
- dB Control Corp.
- Dukane Seacom, Inc.
- EMD Technologies Incorporated
- Engineering Design Team, Inc.
- HVT Group, Inc.
  - Dielectric Sciences, Inc.
  - Essex X-Ray & Medical Equipment LTD
- Leader Tech, Inc.
- Lumina Power, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC
- Switchcraft, Inc. and Conxall
- VPT, Inc.

Registrar & Transfer Agent

Computershare Shareowner Services LLC
480 Washington Blvd
Jersey City, NJ 07310-1900
Telephone: (800) 307-3056
www.bnymellon.com/shareowner/equityaccess

New York Stock Exchange Symbols

Class A Common Stock - "HEI.A"
Common Stock - "HEI"

Form 10-K and Board of Directors Inquiries

The Company's Annual Report on Form 10-K for 2011, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters.

Any inquiry to any member of the Company's Board of Directors, including, but not limited to "independent" Directors, should be addressed to such Director(s) care of the Company's Headquarters and such inquiries will be forwarded to the Director(s) of whom the inquiry is being made.

Annual Meeting

The Annual Meeting of Shareholders
will be held on Monday,
March 26, 2012 at 10:00 a.m.
at the JW Marriott Miami Hotel
1109 Brickell Avenue
Miami, FL 33131
Telephone: 305-329-3500

Shareholder Information

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
Telephone: 954-987-4000
Facsimile: 954-987-8228
eletendre@heico.com


HEI
Listed
NYSE

HEICO®
CORPORATION